Form 20-F
period 1999-12-31
PROMAX ENERGY INC
filed 2000-07-05
CIK 1117353

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 20-F

             REGISTRATION STATEMENT PURSUANT TO SECTION 12(g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR FISCAL YEAR ENDED DECEMBER 31, 1999

                             PROMAX ENERGY INC.
           -----------------------------------------------------
           (Exact name of Registrant as specified in its charter)

                    Commission File No.
                                         --------------------

                          British Columbia, Canada
               ----------------------------------------------
              (Jurisdiction of incorporation or organization)

                      Suite 200 707 - 7th Avenue S.W.
                          Calgary, Alberta, Canada
                                  T2P 0Z2
                  ---------------------------------------
                  (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class                Name of each exchange on which
                                        registered
             None                                  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                Common Stock
                              (Title of Class)

     A total of 29,969,258 shares of common stock of Registrant were issued and outstanding as of June 1, 2000. No other classes of stock were issued and outstanding

     Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes            No        X
         ---------      -----------

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17      X      Item 18
             ------              ------

                                     1

<Contents>
                             TABLE OF CONTENTS

PART I

    Item 1.   Description of Business. . . . . . . . . . . . . . . . . . . .3
    Item 2.   Description of Property. . . . . . . . . . . . . . . . . . . 14
    Item 3.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . 18
    Item 4.   Control of Registrant. . . . . . . . . . . . . . . . . . . . 18
    Item 5.   Nature of Trading Market . . . . . . . . . . . . . . . . . . 20
    Item 6.   Exchange Controls and Other Limitations Affecting
                 Security Holders. . . . . . . . . . . . . . . . . . . . . 21
    Item 7.   Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . 22
    Item 8.   Selected Financial Data. . . . . . . . . . . . . . . . . . . 28
    Item 9.   Management's Discussion and Analysis of Financial
                 Condition and Results of Operations . . . . . . . . . . . 28
    Item 9A.  Quantitative and Qualitative Disclosures about Market Risk . 31
    Item 10.  Directors and Officers of Registrant . . . . . . . . . . . . 31
    Item 11.  Compensation of Directors and Officers . . . . . . . . . . . 33
    Item 12.  Options to Purchase Securities from Registrant
              of Subsidiaries. . . . . . . . . . . . . .  . . . . . . . .  34
    Item 13.  Interest of Management in Certain Transactions . . . . . . . 35

PART II

    Item 14.  Description of Securities to be Registered . . . . . . . . . 35

PART III

    Item 15.  Defaults Upon Senior Securities. . . . . . . . . . . . . . . 36
    Item 16.  Changes in Securities, Changes in Security for Registered
                 Securities and Use of Proceeds. . . . . . . . . . . . . . 36
PART IV

    Item 17.  Financial Statements . . . . . . . . . . . . . . . . . . . . 37
    Item 18.  Financial Statements . . . . . . . . . . . . . . . . . . . . 37
    Item 19.  Financial Statements and Exhibits. . . . . . . . . . . . . . 37

                                     2

     As used herein, references to the "Company" and "Promax" refer to Promax Energy Inc., and its subsidiaries, unless the context indicates otherwise.

     References to Shares herein refer to (i) Class "A" Voting - Common Shares of the Company, no par value per Share (the "Common Shares").

     The Company publishes its financial statements in Canadian dollars. In this Form 20-F, references to "dollars" or "$" are to Canadian dollars. Except as otherwise stated herein, all monetary amounts in this Form 20-F have been presented in dollars.

     The Company publishes annual reports containing annual audited consolidated financial statements and opinions thereupon by independent public auditors. Such financial statements are prepared on the basis of generally accepted accounting principles in Canada ("Canadian GAAP") expressed in Canadian dollars. The Company has published quarterly updates and semi-annual reports containing unaudited financial information prepared on the same basis as its audited Canadian GAAP consolidated financial statements.

     The discussion below contains certain "forward-looking statements" (as such term is defined in the rules promulgated pursuant to the Securities
Act) that are based on the beliefs of the Company's management, as well as the assumptions made by, and information currently available to, the Company's management. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company's actual result, performance or achievements in fiscal 2000 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in Item 1 of this Form 20-F, as well as those discussed elsewhere in this Form 20-F. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 20-F.

                                   PART I

Item 1.  Description of Business.
---------------------------------

     Promax Energy Inc., (the "Company") is a junior oil and gas exploration company focusing primarily on natural gas exploration, recovery and production. The Company's principal offices are located at Suite 200,
707   7th Avenue S.W., Calgary, Alberta, Canada T2P 0Z2.

     The Company was originally incorporated in British Columbia, Canada, as Red Fork Resources, Inc., to pursue gold mining opportunities. The Company invested in a number of mining projects from 1980 to 1998. In 1981, the Company changed its name to Tamara Resources, Inc. The Company again changed its name in 1994 to Matrix Energy, Inc. In 1998, many of the Company's gold claims expired. At that time, the Company divested itself of its few remaining gold properties and decided to focus its attention on oil and natural gas exploration and production.


                                     3

     On February 3, 1999, the Company changed its name to Promax Energy Inc. In March 1999, the Company purchased a 30% working interest in 23,040 contiguous acres of oil and gas leases in 37 sections of developed and undeveloped land; 15 miles of pipeline and surface dehydration facility; 21
standing gas wells with multiple horizons   all of which were non-producing
in the Cessford area of South Eastern Alberta, Canada. By December 31, 1999, the Company increased its working interest in these properties and facilities to 94.8%.

     The Company acquired these interests from a number of parties by issuing approximately 17,026,295 common shares and paying approximately $2,686,068 to the various owners of the interests in the Cessford area.

     The Cessford area is a well known gas prone area. In March 2000, the Company retained Citadel Engineering, Ltd., ("Citadel") to analyze the Company's holdings. Citadel prepared a Reserve Report on the 18 sections of the Company's Cessford properties which have been proved up. The report showed 23 billion standard cubic feet ("BSCF") of proved and 12 BSCF of probable reserves related to those 18 sections. Said reserves were appraised at CDN $32,000,000 using a 12% discount rate. On June 1, 2000, Citadel updated its Reserve Report. Based on increased market price the Company's reserves were appraised at CDN $55,745,000 using a 12% discount rate. Citadel did not analyze the Company's holdings in the other 23 sections because those properties have not yet been proved up.

     Real Property
     --------------

     The acreage the Company acquired potentially has nine geological zones. From shallowest to deepest, these include Belly River, Milk River, Medicine Hat, Second White Specks, Viking, Upper and Lower Mannville, Glauconitic, Detrital and Bakken Sands. The Milk River and Medicine Hat formations appear to be the most consistent for natural gas production as they extend in area for over 65 miles.

     The Colony and Glauconitic zones offer the potential for the greatest natural gas reserves per well drilled. Because these zones are channel mode in nature, however, natural gas will not appear in all areas. Given its geological make up, the Glauconitic zone is well suited for geologic and seismic testing.

     Viking is divided into the Viking "A" and Viking "B" formations. Viking "B", while less spectacular in flow rate is more consistent in it is presentation. Because of this, the Company believes Viking "B" will be one of its most productive formations.

     Upper and Lower Mannville are currently the most prolific production formations of the group. The Company believes this area's full potential has not yet been realized. This group accounts for 23.6% of the total discovered gas reserve in the Western Canadian Sedimentary Basin. A recent study by the Geological Survey of Canada estimates that 39% of the total gas resources of the Mannville group remain undiscovered.


                                     4

     To date, the Detrital reserves in the Cessford area have been classified as probable. Commercial gas has been produced in this area from the Bakken Sands formation. The Company feels that through future drilling it can establish reserves in this area.

     The Company's land holdings are easily accessible for exploration and development. The Energy Conservation Board of Alberta has designated the Cessford grasslands as "Special Areas." This requires that there be only minimal surface disturbance by entities operating in the area. This also means the Company will be responsible to remediate surface damage caused in these areas. The Company anticipates its remediation efforts will be limited primarily to replanting native grasses. The Company believes that the designation of these lands as Special Areas carries certain benefits for the Company. Principally, the Company believes it will be much less expensive to remediate the damage caused by its vehicles traveling on the sparsely populated lands, than having to build and maintain costly roads. Moreover, the Company's Cessford land interests involve only a few landowners, making it easier for the Company to build and maintain good working relationships.

     All of the Company's land holdings are held under leasehold agreements. Each of these lease agreements was obtained for a one time charge, which the Company has already paid, as discussed above. These lease agreements continue in perpetuity so long as the Company pursues oil and gas operations. If the Company discontinues its oil and gas operations, the properties revert to the Crown.

     Production
     ----------
          Existing Wells
          --------------

     The Company has 21 standing natural gas and oil wells, seven of which were drilled by the Company's predecessor in 1997 and 1998 with a 100% success rate. Of the Company's 21 wells, 12 are currently tied into the Company's existing pipeline.

     In April 2000, the Company put the first of its tied-in wells into production. A second tied-in well was put into production in May 2000. In April and May 2000, the Company produced, had processed and sold 3,168 standard cubic foot ("MCF") and 6,519 MCF respectively. By July 2000, the Company anticipates reactivating three more tied-in wells, at a cost of approximately $50,000 per well. The Company also expects to tie-in and produce six of its existing free standing wells by July 2000, at a cost of
about $100,000 per well.   The Company is currently investigating another
six of its wells for completion, redrilling or refracturing so they can productively be reactivated. The Company believes up to five of its 21 wells may be abandoned within the next year.

          Drilling
          --------

     Currently, the Company is not engaged in any drilling activities. The Company, however, has spent significant time investigating new drilling, completion and production enhancement techniques. In particular, the Company has studied improved drilling practices, including improved bits, underbalanced drilling, better drilling fluids and cementing, enhanced

                                     5
fracturing technology, and drilling procedures which should increase productivity, while reducing damage to producing zones. The Company believes it has also improved its likelihood of locating natural gas reserves because it has obtained access to an extensive seismic database covering more than 500 miles of the Cessford area, which covers much of the land held by the Company. This database should enhance the Company's ability to identify targets within the region that in the past would have been hard to detect, thereby increasing the likelihood of successful drilling activities.

     The Company would like to drill 15 new wells by year end 2000. The Company estimates it will cost approximately $300,000 to drill, tie-in and put into production each new well. The Company's ability to drill 15 new wells by year end will be limited by several factors including, among other things, available funding, time constraints, and the ability to identify appropriate drilling sites. The Company expects to fund the cost of its drilling activities with the proceeds from its currently open private placement stock offering in Canada, bank loans and revenue from production. The private placement is scheduled to close on June 30, 2000. The shares are being offered at $0.50, with a maximum offering of 6,000,000 shares.
To date the Company has raised approximately $1,500,000 in the private placement.

     The Company will rely on management to identify potentially successful drilling sites and to manage drilling activities. The Company does not own, nor does it intend to purchase drilling equipment. Rather, the Company will hire independent contractors to drill the new wells.

          Farm-in Agreements
          ------------------

     In addition to its own wells, the Company is negotiating farm-in agreements with owners of other wells in the Cessford area. A farm-in agreement typically provides the owner of a producing well access to a pipeline to transport its oil or natural gas to a processing facility where it can be processed and sold. The Company is currently negotiating farm-in agreements with owners of gas wells in the area of the Company's existing, or to be constructed, pipeline. The Company will tie-in these wells to its pipeline and transport the gas to a processing facility. As is customary in the industry, in exchange for these services, the Company will acquire a percentage ownership in each farmed-in well. The Company anticipates it will cost approximately $100,000 per well to tie-in these farm-in wells. This estimate includes the cost of necessary surface equipment. At this time, the Company is uncertain how many farm-in agreements it may establish.

     Transportation
     --------------

     In addition to its land holdings, the Company currently owns 15 miles of existing flow line. At the time the Company acquired the pipeline, it was inactive. The Company recently had its pipeline recertified by an independent contractor registered with the Energy Utilities Board. The pipeline has been reactivated and is being used to transport natural gas produced by its two recently reactivated wells. At the terminus of the Company's existing flow line, there is a gas processing plant owned by an independent third party.

                                     6

     The Company has contracted for the construction of up to an additional 28 miles of flow line with construction to begin in June 2000. This additional pipeline is needed so the Company can tie-in some of its existing free standing wells, to tie in farm-in wells, and to tie-in new wells the Company may drill. The projected cost of the additional pipeline is $3,100,000. Rather than pay the entire cost up front, the Company has negotiated an agreement with an independent contractor whereby the contractor received an initial cash payment of $100,000. Once the first leg of the pipeline is finished, the contractor will also receive a 4.8% working interest from the Company, and will become a joint venture partner with the Company. The contractor will receive monthly payments from the Company based on a percentage of natural gas it produces and sells to retire the outstanding $3,000,000 by the Company. The contractor will retain title to the new pipeline until the balance has been fully paid. Following retirement of the outstanding balance, the contractor will receive a transportation royalty based on flow through the pipeline in perpetuity. The Company has the right to buy back this transportation royalty from the contractor at any time.

     Processing
     ----------

     The Company is currently having its natural gas processed at a processing plant located at the terminus of the Company's existing pipeline. This facility is capable of processing 13 million CF per day.
It is currently processing less than one million CF per day. Pursuant to its agreement with owner of the processing plant, the Company pays a $250 per month processing fee and a flat fee of $0.35 or $0.25 per MCF based on the pressure at which the gas is put into the processing plant. The Company will be able to take advantage of the lower cost per MCF once daily delivery to the plant reaches approximately 1.5 million CF per day.

     The Company will continue to have its natural gas processed at the plant until its daily production exceeds 10 million CF. At that time, the Company will reactivate the inactive gas processing facility it currently owns to process the natural gas production which exceeds the current processing plant's capacity.

     The term of the Company's agreement with the independent processing plant is month to month. Either party may terminate the agreement by providing the other 30 days written notice.

     The processing plant is connected directly to the Nova Gas pipeline, which is a network of pipelines extending approximately 13,500 miles. The majority of natural gas transmitted within Canada is transmitted through this pipeline. The Nova Gas pipeline also carries approximately one-third of all natural gas exported from Canada to the United States. The Company also has a direct connection to the Nova Gas pipeline via its inactive processing plant.

     Marketing and Sales
     -------------------

     It is standard practice in the industry for natural gas producers to contract out the marketing and sales of its natural gas. The Company has negotiated an agreement with Premstar Energy Canada, Ltd., ("Premstar") an energy procurement and management service company. Premstar markets natural gas in Canada and the United States. Premstar will purchase
                                     7
natural gas produced by the Company, and resell it on the spot market. Premstar purchased all of the natural gas the Company produced in April and May 2000. The Company anticipates Premstar will continue to purchase and resell all of the natural gas the Company can produce for the foreseeable future. If, however, Premstar cannot sell all of gas produced by the Company, the Company may negotiate contracts with additional natural gas marketers to sell the Company's natural gas.

     Pursuant to the Company's agreement with Premstar, once the Company's gas is placed in the Nova Gas pipeline the Company receives payment for it. The purchase price the Company will receive will vary based on current market price. As with its agreement with the gas processing plant, the agreement with Premstar may be terminated at any time by either party upon 30 days written notice.

     Market for our Product
     ----------------------

     Use of natural gas in the end-user sector in Canada and the United States is expected to increase significantly, particularly in the electric utility industry where natural gas is the fuel of choice. Consumption of natural gas for power generation in both countries is expected to double between 1997 and 2010. Natural gas production in Canada is forecasted to increase at an annual rate of two to three percent per year to meet ever increasing consumption. The U.S. Energy Information Administration ("EIA") estimates that natural gas imports from Canada will grow by 72% between 1996 and 2020, rising from 2.9 trillion standard cubic feet ("TCF") to 5.0 TCF. This increase in imports will only partly meet the forecasted growth in U.S. consumption, which is anticipated to grow from 19 TCF in 1998 to 27 TCF by 2020.

     The Company believes that environmental, economic, and national security issues will play a factor in driving demand for natural gas. In particular:

     - Natural gas is a cleaner fossil fuel than either coal or oil and is seen as a way to reduce greenhouse gas emissions;
     - Reserves of natural gas are relatively abundant, competitively priced and serviced by a well developed infrastructure; and
     - Natural gas is an indigenous source of energy for Canada and the United States.

     Moreover, over the past decade, volatile hydrocarbon prices have prompted the major oil and gas producers in Alberta to reconsolidate their holdings, with an emphasis on exploring large areas. This has created opportunities for emerging companies to gain a foothold in smaller promising areas. Areas like Cessford offer minimal upside for mid-sized to large oil and gas companies. The Company believes, however, that small emerging companies, like Promax that have lower overhead and costs, can profitably exploit these areas.

     Risk Factors
     ------------

     This Form 20-F contains various forward-looking statements. These statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect," or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial

                                     8
conditions, or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors noted in this section and other cautionary statements throughout this document. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. If one or more risks identified in this document, or any applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected, or intended.

     Among the key factors that may have a direct bearing on our operating results are risks and uncertainties described under "Risk Factors," including those attributable to the lack of significant operating revenues, exploration risks, and uncertainties regarding our ability to obtain capital sufficient to continue our operations and pursue proposed business strategy. We do not intend to update any forward-looking statements, except as may occur as part of our ongoing periodic reports filed with the SEC.

     Risks of Natural Gas Drilling and Production
     --------------------------------------------
     Natural gas drilling and production activities are subject to numerous risks, many of which are beyond the Company's control. These risks include:

     -    no commercially productive natural gas reservoirs will be
          found;
     -    natural gas drilling and production activities may be
          shortened, delayed or canceled; and
     -    our ability to develop, produce and market our reserves may be limited by:
     -    title problems,
     -    weather conditions,
     -    compliance with governmental requirements, and
     - mechanical difficulties or shortages or delays in the delivery of drilling rigs, and other equipment.

     The Company cannot assure that the wells it reactivates and the new wells it drills will be productive or that the Company will recover all or any portion of its investment. Drilling for natural gas may be unprofitable due to dry wells and wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs. In addition, the Company's properties may be susceptible to hydrocarbon draining from production by other operations on adjacent properties.

     Other operating risks include:

     -    fire;
     -    explosions;
     -    blow-outs;
     -    pipe failure;
     -    abnormally pressured formations;  and

                                     9

     -    environmental hazards, including:
     -    oil spills,
     -    gas leaks,
     -    ruptures, and
     -    discharges of toxic gases.


     If any of these operating risks occur, the Company could suffer substantial losses. Substantial losses also may result from injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

     In accordance with industry practice, the Company maintains insurance against some, but not all, of the risks described above. The Company cannot assure that its insurance will be adequate to cover losses or liabilities. Also, the Company cannot predict the continued availability of insurance at premium levels that justify its purchase.

     Price Volatility
     ----------------

     Historically, the price of natural gas has been volatile and subject to wide fluctuations in response to numerous factors, including:

     -    changes in the supply and demand for such fuels;
     - political conditions in oil, natural gas, and other fuel-producing areas;
     - the extent of domestic production and importation of such fuels and substitute fuels in relevant markets;
                                        -    weather conditions;
     - the competitive position of each such fuel as a source of energy as compared to other energy sources;
     -    the refining capacity of processors;
     - the effect of governmental regulation on the production, transportation, and sale of oil, natural gas, and other fuels;

     Low prices and/or highly volatile prices for natural gas may adversely affect our ability to secure financing or enter into suitable arrangements with industry participants. In addition, a low or volatile price for the natural gas being recovered could adversely affect revenue and other operations.

     Environmental Regulations.
     --------------------------

     The Company's operations are subject to environmental laws and regulations. Such laws and regulations may require completion of a costly environmental impact assessment and government review process prior to commencing exploratory and/or development activities. In addition, such environmental laws and regulations may restrict, prohibit, or impose significant liability in connection with spills, releases, or emissions of

                                     10
various substances produced in association with fuel exploration and development. The Company believes it is currently in material compliance with applicable laws and regulations. The Company cannot, however, provide assurance of such compliance or that applicable regulations or administrative policies or practices will not be changed by the various governmental entities. The cost of compliance with current laws and regulations or changes in environmental laws and regulations could require significant expenditures. Moreover, if the Company breachs any governing laws or regulations, it may be compelled to pay significant fines, penalties, or other payments. Costs associated with environmental compliance or noncompliance may have a material adverse impact on the Company's financial condition or results of operations in the future.

     Hedging Transactions may Limit Potential Gains.
     -----------------------------------------------

     In order to manage its exposure to price risks in the marketing of our oil and natural gas production, the Company may enter into natural gas price hedging arrangements with respect to a portion of its expected production. The hedging arrangements may include futures contracts on the New York Mercantile Exchange. While intended to reduce the effects of volatile natural gas prices, such transactions may limit the Company's potential gains if natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose the Company to the risk of loss in certain circumstances, including instances in which:

     -    production is less than expected;
          there is a widening of price differentials between delivery
     -    points for production and
     -    the delivery point assumed in the hedge arrangement;
     - the counterparties to the Company's futures contracts fail to perform the contracts; or
     - a sudden, unexpected event materially impacts oil or natural gas prices.

               Acquisition of New Reserves Depends on Successful Development and Exploration Activities
     ------------------------------------------------------------------

     The rate of production from natural gas properties declines as
reserves are depleted.   The Company's proved reserves will decline as
reserves are produced unless it acquires additional properties containing proved reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional reserves. The Company's future natural gas production is therefore highly dependent upon its level of success in acquiring or finding additional reserves. The Company cannot assure that its exploration and development activities will result in increases in reserves. The Company's operations may be curtailed, delayed or cancelled if we lack necessary capital and by other factors, such as title problems, weather, compliance with governmental regulations, mechanical problems or shortages or delays in the delivery of equipment.

     The Company's ability to continue to acquire producing properties or companies that own such properties assumes that major integrated oil companies and independent oil companies will continue to divest many of their oil and natural gas properties. The Company cannot assure that such divestitures will continue or that it will be able to acquire such properties at acceptable prices or develop additional reserves in the future.
                                     11

     Estimates of Proved Reserves and Future Net Revenue are Uncertain and Inherently Imprecise
     ---------------------------------------------------------------------
     This registration statement contains estimates of the Company's proved natural gas reserves and the estimated future net revenue from such reserves. The process of estimating natural gas reserves is complex and involves decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data. Therefore, these estimates are imprecise.

     Actual future production, natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas reserves most likely will vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this registration statement. In addition, the Company may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas prices and other factors, many of which are beyond its control.

     It cannot be assumed that the present value of future net revenues referred to in this registration statement is the current market value of the Company's estimated natural gas reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the end of the year of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the end of the year of the estimate. Any changes in consumption by natural gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

     Dependence on Key Personnel
     ---------------------------

     The Company depends heavily on the efforts of its officers, Alexander
T. Lemmens and James R. Clark; and Richard N. Mellis, a Company director. The unavailability of these individuals could have a materially adverse effect on the Company's business. The Company recently entered into one-year service agreements to retain the services of these individuals. The Company's success is also dependent upon its ability to obtain skilled technical personnel, either through employment or as independent contractors. While we have not experienced difficulties in employing or retaining such personnel, our failure to do so in the future could adversely affect our business.

     Penny Stock Rule
     ----------------

     The Company's common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding$200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers

                                     12
of the Company's stock to sell their shares in the secondary market. It may also cause broker-dealers to be less willing to make a market in the Company's securities and it may affect the level of news coverage received by the Company.

     First Year Plan of Operation
     ----------------------------
     Cash Considerations:
     --------------------

     As of March 31, 2000 Promax had $696,915 cash on hand. The Company recently applied for and was granted a revolving term loan through Alberta Treasury Branches. The Company is currently authorized to borrow up to $1,000,000 at its current production level, with the possibility of gaining access to up to $10,000,000 based on future production levels.

     Promax also expects to raise up to $3,000,000 in a flow through private placement of up to 6,000,000 shares at $0.50 per share. The Company is currently offering shares for sale. The offering is being made solely in Canada and will close on June 30, 2000. To date the Company has raised approximately $1,500,000 through this private placement.

     As discussed above, the Company has also negotiated an agreement with an independent contractor to build up to 28 miles of pipeline for the Company at an estimated cost of $3,100,000. The contractor will be compensated as follows: an initial payment of $100,000; upon completion of the first leg of the pipeline, the contractor will receive a 4.8 working interest from the Company; the $3,000,000 outstanding balance will be repaid from a percentage of sales on a monthly basis, until the contractor is fully compensated; thereafter, the contractor will receive a transportation royalty in perpetuity. The Company has the option to purchase the transportation royalty at any time.

     Cash flow from operations will increase dramatically in July 2000 when the first leg of the new pipeline is completed. At that point earnings before interest depreciation and taxes ("EBIDT") should exceed $350,000 per month and grow to $900,000 per month by December 2000 as additional wells are tied in.

     The Company believes the above funds will be sufficient to meet its current exploration and capital budget. Promax has a number of opportunities to be involved in additional projects. The Company is currently reviewing these opportunities. Additional capital will be required if Promax elects to become involved. Capital markets will be considered for funds to allow Promax to participate in these other projects.

     Expenditure Expected:
     ---------------------
     During the year Promax anticipates spending funds on:

     -    Surface facilities for wells to be connected to the new
          pipeline, at a cost of  approximately $65,000 per well;
                                     13

     - Drilling and completion of up to fifteen new wells, which should cost about $200,000 per well;
     - Drillable land acquisitions. The Company anticipates it could spend up to $500,000 on the acquisition of additional acreage from the Crown;
     - Fracing and workovers of several existing wells, which could cost up to $150,000 per well.
     - Tie in six additional wells, at an estimated cost of about $100,000 per well.
     - A portion of cash flow from natural gas sales will be used to pay for up to an additional 28 miles of pipeline, at a cost of $3,100,000, as discussed above.
     - Costs to run the company include office rent, payroll, administrative expense, consulting geological and engineering personnel, gas processing fees, field operators, auditors, lawyers, interest and various other expenses encountered by an operating company.

     Gas Plant:
     ----------
     Promax will have its gas processed at an underutilized processing plant located at the terminus of its existing pipeline. This plant has capacity for 13 million cubic feet of gas per day. Currently the plant handles less than 1 million cubic feet per day. The Company will plan for additional facilities once Promax is producing in excess of 10 million cubic feet per day.

     Employees:
     ----------
     As gas production increases there will be a staff increase, however, this will be mainly at the field level. At this time, rather than hire employees to address this need, the Company will seek to hire experienced individuals on contract basis. The Company believes it may need an additional three to four such individuals to supervise operations, order out services required and enhance production.

     New Products or Services
     ------------------------

     There are no new products being developed, nor is there any research and development activity being done by the Company other than monitoring the industry for improvements in drilling and production technologies.

Item 2.  Description of Property.
---------------------------------
Office Space
------------

The Company currently sub-leases 3700 square feet of office space in downtown Calgary, Alberta for $4,600 per month. The Company's lease is for a term of six months and expires September 1, 2000. The sub-lease is renewable for a period of two years following expiration of the current sub-lease. The Company is not leasing this office space from any officer,
director or affiliate of the Company.   The Company believes this office
space is adequate for its current and anticipated needs for the foreseeable future.
                                     14

     Oil and Natural Gas Properties
     ------------------------------

     Developed and Undeveloped Acreage
     ---------------------------------

     As of May 1, 2000, the Company's natural gas reserves included working
interests in 41 sections   18 of which have been developed   in the
Cessford area of Alberta, Canada. The working interests held by the Company include 21 standing gas wells with multiple horizons, seven of which were drilled since 1997. The Company has no reserves offshore or inside the United States. The following table sets forth the developed and undeveloped leasehold acreage held by the Company at March 1, 2000. Developed acres are acres that are spaced or assignable to productive wells. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. Gross acres are the total number of acres in which the Company has a working interest. Net acres are the sum of the Company's fractional interests owned in the gross acres.

                                  Gross       Net     Total
                               --------- --------- ---------
Developed acreage:
     Proven                      10,240     9,708    19,948
     Probable                     1,280       955     2,335
Undeveloped acreage              14,720    13,955    28,675
                               --------- --------- ---------
Total acreage                    26,240    24,618    50,958

     Title to Properties
     -------------------

     As is customary in the oil and gas industry, the Company conducts only a perfunctory title examination at the time properties believed to be suitable for drilling operations are first acquired. Prior to commencement of drilling operations, a thorough drill site title examination is normally conducted and curative work is performed with respect to significant defects. During acquisitions, title reviews are performed on all material properties being acquired.

     Reserves
     --------
     Citadel Engineering, Ltd., ("Citadel"), the Company's independent petroleum engineering consulting firm, has made estimates of the Company's natural gas reserves as of March 1, 2000, with an update effective June 1, 2000. Citadel's report covers the estimated present value of future net cash flows before income taxes (undiscounted, discounted at 10%, 12% and 15%) attributable to the Company's estimated future net cash flows therefrom.

     The quantities of the Company's proved reserves of natural gas presented below include only those amounts which the Company reasonably expects to recover in the future from probable natural gas reservoirs under existing economic and operating conditions. Proved developed reserves are limited to those quantities which are recoverable commercially at current

                                     13
prices and costs, under existing regulatory practices and with existing technology. Accordingly, any changes in prices, operating and development costs, regulations, technology or other factors could significantly increase or decrease estimates of Promax's proved developed reserves. Promax's proved undeveloped reserves include only those quantities which Promax reasonably expects to recover from the drilling of new wells based on geological evidence from offsetting wells. The risks of recovering these reserves are higher from both geological and mechanical perspective than the risks of recovering proved developed reserves.

     The following table sets forth estimates of the proved natural gas reserves of the Company as of June 1, 2000, as evaluated by Citadel Engineering, Ltd.

                            Natural Gas (MMSCF)
                                 Developed

                                           W.I.O.       Net
Proven Non-Producing                       22,435    18,515
Probable Non-Producing                     12,366    10,210
                                         --------- ---------
     Total                                 34,801    28,725

     Working Interest Ownership ("W.I.O.") means net reserves, after deduction of all outside working interests, but before deduction of lessor and overriding royalties and before Crown royalties. Net reserves ("Net") means reserves after deduction of all outside working interests and overriding and lessor royalties. The net cash flow forecasts are after direct lifting costs, normal allocated overhead and future investments but before income taxes. Crown Royalties in the Province of Alberta, as applicable to natural gas, including rebates under ARTC, as revised from time to time, have also been utilized.

    The following table sets forth, as of June 1, 2000, estimates of reserves and production forecasts. These estimates were prepared on the basis of prevailing conditions, and generally accepted engineering methods. Although these estimates are considered reasonable, future performance may vary from the forecast presented herein and may justify either an increase or decrease in the reserves. Probable reserves were risked at 50% and cash flow values are quoted in a constant dollar basis at CDN $5.57/MCF using a June 1, 2000 market price. The net cash flow forecasts are after direct lifting costs, normal allocated overhead and future investments but before income taxes. Crown Royalties in the Province of Alberta, as applicable to natural gas, including rebates under ARTC, as revised from time to time, have also been utilized.

                              Constant Dollar
                               (in thousands)
                                Undiscounted                    Discounted
                                                   10%       12%       15%
Proved Producing                    $  8,635  $  4,119 $   3,721  $ 3 ,251
Proved Developed
   Non-Producing                     $79,648   $40,475   $36,705   $32,173
Probable                              47,102    19,703    17,286    14,466
     Total                          $135,385   $64,297   $57,712   $49,890

                                     13

     As required by the Securities and Exchange Commission, the estimates of net proved reserves and proved developed reserves and the estimated future net revenues from such reserves set forth above, have been made in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities." Estimated future net cash flows from proved reserves are determined by using estimated quantities of proved reserves and the periods in which they are expected to be developed and produced based on economic conditions at the date of the report. The estimated future production is priced at current prices at the date of the report. The resulting estimated future cash inflows are then reduced by estimated future costs to develop and produce reserves based on cost levels at the date of the report. No deduction has been made for depletion, depreciation or for indirect costs, such as general corporate overhead. The discounted value was computed by discounting future net revenues at the indicated percentage per annum, without deduction for income taxes.

     The estimation of natural gas reserves is a complex and subjective process which is subject to continued revisions as additional information becomes available. Reserve estimates prepared by different engineers from the same data can vary widely. Assumptions have to be made regarding the timing of future production and the timing and amount of future development and production costs. The calculations assume that economic conditions existing at the end of the reporting period will continue. Other, but equally valid, assumptions might lead to a significantly different final result. Therefore, the reserve data presented herein should not be construed as being exact. Any reserve estimate presented herein should not be construed as being exact. Any reserve estimate depends in part on the quality of available data, engineering and geologic interpretation, and thus represents only an informed professional judgment. Subsequent reservoir performance may justify upward or downward revision of such estimate. The information provided, therefore, does not represent management's estimate of the Company's expected future cash flows or value of proved and probable reserves.

     The Company has filed estimates of proved and probable reserves with the Canadian Venture Exchange. Those estimates do not differ materially from those contained in this document.

     Producing Wells
     ---------------
     The Company has two producing wells as of June 1, 2000. Both of these wells are existing wells which the Company re-activated in April and May 2000 after the Company's existing 15 miles of pipeline was re-certified. The wells produce approximately 400 MCF per day.

     Production, Unit Prices And Costs
     ----------------------------------

     The following table sets forth information with respect to sales of production and average unit prices and costs for the periods indicated.


                                     17

                                       Year ended      Years ended June
                                      December 31,   June 30,     June 30,
                                         1999 (2)        1998         1997
Production:
Gas (MMSCF)                                   NIL         NIL          NIL
Average sales prices (1)                      N/A         N/A          N/A
Average production costs                      N/A         N/A          N/A
  per BOE (2)

     (1) The average sales prices for the years ended December 31, 1999, and June 30, 1998 and 1997 would have been CDN $3.28 GJ for natural gas.

     (2) The components of production costs may vary substantially among wells depending on the methods of recovery employed and other factors, but generally include production taxes, lease overhead, maintenance and repair, labor and utilities.

     Drilling Activity
     -----------------

     The 21 standing gas wells in which the Company has a working interest were all drilled prior to the Company's acquisition of said interest. To date, the Company has not drilled any additional wells. The Company anticipates beginning a drilling program during the summer of 2000 and may drill up to 15 new wells prior to the winter of 2000.

     The Company will contract out all drilling activities to independent contractors. The Company owns no drilling equipment.

     Present Activities
     ------------------
     At the time the Company acquired its working interest in the Cessford properties and assets, the 21 standing wells were all inactive, as was the pipeline. The Company spent the past six months reactivating the pipeline and having it recertified for use. In April 2000, the Company reactivated the first of the 21 standing wells. The second was reactivated in May 2000. The Company anticipates reactivating three more of its standing wells and tying in and putting into production six of its existing wells by the end of June 2000.

     Item 3.  Legal Proceedings.
     ---------------------------
          Neither the Company, nor any of its officers and directors is a party to any litigation.

     Item 4.  Control of Registrant.
     -------------------------------
     To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government.

     The following table sets forth as of March 29, 2000 the name and the number of shares of the Registrant's Common Stock, no par value per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 10% of the

                                     18

29,969,258 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of                              Amount and Nature of
Class      Name of Beneficial Owner   Beneficial Ownership        Percentage of Class
-------------------------------------------------------------------------------------
Common     Alexander T. Lemmens(1)               5,760,000                      19.2%
           603 Willowbrook Drive S.E.
           Calgary, Alberta T2J 1N6

Common     Richard N. Mellis(2)                  5,448,730                      18.2%
           434 Sierra Madre Court S.W.
           Calgary, Alberta T3H 3M4

Common     Starrock Resources Ltd.(2)            3,000,000                      10.0%
           Box 19, Site 10, R.R. #4
           Calgary, Alberta T2M 4L4

Common     Mustang Investments Ltd.(3)           3,000,000                      10.0%
           30-237 4th Ave. SW
           Calgary, Alberta T2P 4X7

-------------------------------------------------------------------------------------

Common     All Officers, Directors as a Group:
           (4 persons)                          14,175,940                      47.3%
-------------------------------------------------------------------------------------

(1) The shares attributed to Alexander T. Lemmens, a Company Officer and Director, include 5,500,00 shares held personally by him, 250,000 shares held of record by Annex Resources, Ltd., a company owned by him and his wife, and 10,000 shares held of record by his daughter Michelle Lemmens.

(2) The shares attributed to Richard N. Mellis, a Company Director, include 3,000,000 shares held of record by Starrock Resources Ltd., Mr. Mellis is the President of Starrock and may be deemed a beneficial owner of these shares; 150,000 shares held of record by RNM Services Ltd., Mr. Mellis is president of RNM and may be deemed the beneficial owner of these shares; 2,198,730 shares held of record by four companies in which Mr. Mellis' wife is an officer or director, and may be deemed to be beneficially owned by him; and 100,000 shares held of record by Mr. Mellis.

(3) The shares attributed to Mustang Investments, Ltd., include 2,500,000 share held of record by Mustang and 500,000 shares held of record by 773440 Alberta Ltd. Mustang has owns a controlling interest in 773440 Alberta Ltd., and may be deemed to be the beneficial owner of these shares.


     Item 5.  Nature of Trading Market.
     ----------------------------------
     The Company's common stock is listed on the Canadian Venture Exchange ("CDXN"), (formerly the Vancouver Stock Exchange), under the symbol "PMY". The Company's securities are not listed on any stock exchange in the United States and there is no established trading market for the securities of the Company in the United States.

     As of April 4, 2000 the Company had 142 shareholders holding 29,969,258 shares of common stock. Of the 142 shareholders, 125 are Canadian residents, 9 are residents of the United States and 9 are residents of other countries. The total number of Company common shares held by residents of the United States is 135,981. The Company's common stock is not traded or registered in the form of American Depositary Receipts. The Company has never declared a dividend on its Common Stock.

                                         HIGH            LOW         VOLUME
                                   ----------     ----------     ----------
First Quarter
January 1, 1998-                        $0.12          $0.12          9,200
Mar. 31, 1998

Second Quarter                           0.25           0.13        277,100
Apr.1, 1998-
June 30, 1998

Third Quarter                            0.23           0.10        359,400
July 1, 1998-
Sept. 30, 1998

Fourth Quarter                           0.10           0.05        388,700
Oct. 1, 1998-
Dec. 31, 1998

First Quarter (Pre-Split)                0.09           0.07         49,000
Jan 1, 1999-
Feb. 2, 1999*

First Quarter (Post-Split)               1.15           0.31        106,003
Feb. 3, 1999*-
Mar. 31, 1999

Second Quarter                           1.10           0.48         83,600
Apr. 1, 1999-
June 30, 1999

Third Quarter                            0.53           0.30         55,500
July 1, 1999-
Sept 30, 1999



Fourth Quarter                           0.48           0.24        147,080
Oct. 1, 1999-
Dec. 31, 1999

First Quarter                            0.80           0.35        217,660
Jan. 1, 2000-
Mar. 31, 2000
---------------------------------------------------------------------------

     * On February 3, 1999, the Company reverse split its outstanding common shares on a 5:1 share basis.

     The above quotations, as provided by CDXN, (formerly VSE), represent the high and low trades expressed in Canadian Dollars and the volume for each of the above indicated quarters.

     Item 6.  Exchange Controls and Other Limitations Affecting Security
              Holders.
     -------------------------------------------------------------------

     There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 7 - "Taxation."

     Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Memorandum or Articles of the Company on the right of foreigners to hold or vote the common shares of the Company.

     The Investment Canada Act requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act. Provisions of the Investment Canada Act are complex and any non-Canadian contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Investment Canada Act might apply. For the purposes of the Investment Canada Act, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.


     Item 7.  Taxation.
     ------------------

     Material Canadian Federal Income Tax Consequences
     -------------------------------------------------

     The following is a summary that describes the material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

     This summary is based upon the current provisions of the Income Tax Act (Canada)(the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

     Dividends
     ---------

     Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the"Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

     Capital Gains
     -------------

     A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a Canadian resident corporation that is listed on a prescribed stock exchange, unless the share represents "taxable Canadian property" to the holder thereof. The Company is a Canadian resident corporation and the Canadian Venture Exchange is a prescribed stock exchange for purposes of the ITA. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length owned not less than 25% of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. In such a case, certain transitional relief under the Treaty may be available.

                                     22

     Material United States Federal Income Tax Consequences
     ------------------------------------------------------
     The following is a summary of United States federal income tax considerations material to a holder of Common Shares and who is a United States citizen or resident or a United States domestic corporation who owns the Common Shares as a capital asset ("United States Investor"). This description is not exhaustive of all possible income tax consequences applicable to United States Investors and does not address the tax consequences of United States Investors subject to special provisions of federal income tax law such as tax exempt organizations, trusts and significant shareholders. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions and current administrative rulings and pronouncements of the United States Internal Revenue Service ("IRS") that are currently applicable, all of which are subject to change, possibly with retroactive effect. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein. Investors are advised to consult their own tax advisors regarding the tax consequences of acquiring, holding or disposing of the Common Share in light of their particular circumstances.

     Basis. A United States Investor will have a basis in the Common Share equal to his or her purchase price for United States federal tax purposes.

     Dividends. Cash dividends paid out of the Company's current and accumulated earnings and profits to a holder of Common Share who is a United States Investor will be taxed as ordinary income for United States federal income tax purposes. Cash distributions in excess of the current and accumulated earnings and profits of the Company will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the United States Investor's basis in the Common Share and then as gain from the sale or exchange of a capital asset.

     As discussed above in "Material Canadian Federal Income Tax Considerations,"such dividends generally will also be subject to a Canadian withholding tax. The deduction for dividends received which is usually available to corporate shareholders is generally not available for dividends paid from a foreign corporation such as the Company. Pursuant to Sections 164 and 901 of the Code, a United States Investor may generally elect, for U.S. federal income tax purposes, to claim either a deduction from gross income for such Canadian withholding taxes or a credit against its United States federal income taxes with respect to such Canadian taxes. The choice of taking a deduction or claiming a credit is up to the taxpayer.


     In general, a United States Investor, other than a shareholder owning 10% or more of the voting power of the Company, will be entitled to claim a foreign tax credit only for taxes, if any, imposed on dividends paid to such United States Investor (such as withholding taxes) and not for taxes, if any, imposed on the Company or on any entity in which the Company has made an investment. The amount of the foreign tax credit that may be claimed is limited to that proportion of the tax against which the credit is taken that the holder's taxable income from non-United States sources bears to the holder's entire taxable income for that taxable year. The foreign tax credit limitation is applied separately to different categories of income. Generally, for purposes of applying such foreign tax credit limitations, dividends are included in the passive income category.

     Dispositions of Common Shares. Subject to the discussion below of the consequences of the Company being treated as a Passive Foreign Investment Company or a Foreign Investment Company, gain or loss realized by a United States Investor (other than a 10-percent shareholder of the Company) on the sale or other disposition of Common Share will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such United States Investor's basis in the Common Share and the amount realized on the disposition. In general, such capital gain or loss will be long-term capital gain or loss if the United States Investor has held the Common Shares for more than one (1) year at the time of the sale or exchange. In general, gain from a sale, exchange or other disposition of the Common Share by a United States Investor will be treated as U.S. source income.

     Special United States Federal Income Tax Considerations
     -------------------------------------------------------

     Passive Foreign Investment Company. The Company believes that it is a passive foreign investment company ("PFIC") for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company's shares, either
(i) at least 75% of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% on more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. As a non-publicly held (for United States Federal income tax purposes), non-CFC, the Company would apply the 50% asset test based on the value of the Company's assets.

     Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a"qualified electing fund" (a "QEF") as described below, the following rules will apply:

     1. Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution"(defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the

     average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included inincome in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

     2. The entire amount of any gain realized upon the sale or other disposition of the share will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

     A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed against as a distribution to the shareholder.

     A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. (In temporary regulations, Treasury provides procedures for both retroactive and protective elections). Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

     If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder's holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

     A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; receiving in the Form the information provided in the PFIC Annual Information Statement or if the

shareholder calculated the financial information, a statement to that effect; and filing a copy of the Form with the Philadelphia Service Center. As provided in IRS Notice 88-125, the PFIC Annual Information Statement must include the shareholder's pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC's taxable year or information that will enable the shareholder to calculate its pro rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. Temporary regulations have recently clarified that a shareholder may obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro rata shares of the PFIC's ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC's books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.

     Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

     Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFCs"). A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. (The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders).

     The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC's earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment.

     The Company does not believe that it will be a CFC. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

     Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company (a"PHC") if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined

generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

     A corporation will be classified as a foreign personal holding company (an "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

     A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it (i) is registered under the Investment Company Act of1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

     The Company believes that it is not and will not be a PHC, FPHC or FIC. No assurance can be given, however, as to the Company's future status.

     U.S. Information Reporting and Backup Withholding. Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

     The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor's federal income tax liability.

     Filing of Information Returns. Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return at the Internal Revenue Center where they are required to file their tax returns with a copy to the Internal Revenue Service Center, Philadelphia, PA19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.


     Item 8.  Selected Financial Data.
     ---------------------------------

     The selected financial data presented below for the five year period ended December 31 is derived from the Company's independent auditors. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company (including related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  Promax Energy Inc.
                                (in Canadian dollars)
              For Three
           Months Ended                     For Year Ended
               03/31/00    12/31/99   6/30/99   6/30/98   6/30/97   6/30/96   6/30/95
Revenue            -$0-        -$0-      -$0-      -$0-      -$0-      -$0-      -$0-
Income (Loss)
  from
  Continuing
  Operations  (164,827)   (131,522) (239,159) (181,079)  (78,659)  (95,555)  (53,695)
Income (Loss)
  from
  Continuing
  Operations
  per Share     (0.006)     (0.015)   (0.030)   (0.029)   (0.013)   (0.019)     (.01)
Total
 Assets     12,651,774  11,793,553 3,801,707   934,768   356,657   308,203    55,297
Long-term
 Debt,
 Capital
 Leases,
 And
 Redeemable
 Preferred
 Stock             -0-         -0-       -0-       -0-       -0-       -0-       -0-
Cash Dividend
 per Share         -0-         -0-       -0-       -0-       -0-       -0-       -0-

     Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. For the past fiscal years ended December 31, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.)

     YEAR        AVERAGE      LOW-HIGH               YEAR END/PERIOD END
     ----------  ----------   ---------------------- -------------------
     1995        $1.373       Low $1.346 High $1.413        $1.369
     1996        $1.364       Low $1.338 High $1.375        $1.362
     1997        $1.385       Low $1.349 High $1.427        $1.427
     1998        $1.484       Low $1.417 High $1.543        $1.543
     1999        $1.486       Low $1.461 High $1.519        $1.472

     The Company has not issued any dividends in the past five fiscal years.

     Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.
     ---------------------------------------------------------------------
                                     28

The following discusses the Company's financial condition and results of operations based upon its financial statements which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

     Results of Operations for the Three Months Ended March 31, 2000, Compared to the Three Months Ended March 31, 1999.
     ----------------------------------------------------------------
     Revenues:
     ---------
     There were no operating revenues in either period, however there were some fees charged of $22,924 in the 1999 period and interest income of $2,373 in the 2000 period.

     Expenses:
     ---------
     General and administrative expenses increased by $153,672 from $13,528 for the three months ended March 31, 1999 to $167,200 for the three month period to March 31, 2000. The significant increase was the result of the Company hiring staff and consultants to proceed to put gas wells on stream.

     Net Income (Loss):
     ------------------
     The Company incurred a net loss during the period ended March 31, 2000 of ($164,827) compared to net income of $9,396 in the same period for 1999.

     Results of Operations Six Month Period Ended December 31, 1999, Compared to the Year Ended June 30, 1999
     ---------------------------------------------------------------
     Revenue:
     --------
     There was no operating revenue in either of the periods.

     Expenses:
     ---------
     General and administrative expenses for the period ended December 31, 1999 were $105,540 compared to $127,358 for the year ended June 30, 1999. The relative increase is largely related to accounting and legal fees that increased from $16,703 to $25,943. These fees relate mainly to preparation of a prospectus.

     Net Loss:
     ---------
     The Company incurred as net loss of $131,522 for the six months ended December 31, 1999 compared to a net loss of $239,159 for the year ended June 30, 1999. As there was no revenue, these losses were mainly general and administrative costs associated with raising money and pursuing business opportunities. A large part of the June 30, 1999 loss relates to the write-off of resource properties and exploration costs totaling $137,889.

     Year Ended June 30, 1999, Compared to the Year Ended June 30, 1998
     ------------------------------------------------------------------
     Revenue:
     --------
     There was no operating revenue in either of the periods.

     Expenses:
     ---------
     General and administrative expenses for the fiscal year ended June 30, 1999 increased by $45,130 from $82,228 from fiscal year 1998 to $127,358 for fiscal 1999. The main reason for the increase was an increase in amortization from $1,274 in 1998 to $42,616 in 1999. During 1999 the Company bought the Cessford property and there was amortization on the oil and equipment that was purchased.
                                 28

     Net Loss:
     ---------
     The Company incurred a loss of $239,159 in fiscal 1999 compared to a loss of $181,079 in fiscal 1998. The losses in both rears were composed mainly of the expenses noted above combined with write-off of mineral properties and exploration costs of $413,889 in 1999 and $106,272 in 1998. Losses in 1999 were reduced by fee revenue to joint venture partners of $26,249.

     Year Ended June 30, 1998, Compared to the Year Ended June 30, 1997
     ------------------------------------------------------------------
     Revenues:
     ---------
     There was no operating revenue in either of the periods.

     Expenses:
     ---------
     General and administrative expenses for the fiscal year ended June 30, 1998 were $82,228 compared to $78,659 for fiscal 1997. Expenses were similar for the two years as the Company changed emphasis from mining to oil and gas.

     Net Loss:
     ---------
     The Company incurred a loss of $181,079 for fiscal 1998 compared to a loss of $75,377 for fiscal 1997. 1998 losses included the write off of mineral properties and exploration costs of $106,272.

     Liquidity and Capital Resources
     -------------------------------
     The Company owns 41 sections of oil and gas mineral rights in the Cessford area of Alberta, Canada, 21 standing gas wells and 15 miles of gas pipeline. The Company anticipates that five of its gas wells will be flowing by early June of 2000 and another six will be tied in with the extension of the Company's pipeline by June 30, 2000. The Company has already arranged for the financing necessary to build additional pipeline and purchase facilities necessary to tie the wells into the pipeline. By July 2000, the monthly revenue is expected to exceed $660,000 based on the expectation of production levels of four million cubic feet per day of gas and a sales price of $5.50 per thousand cubic feet.

     The Company believes, through increasing cash flow as more wells are tied in, an operating line of credit of $1,000,000, and planned equity financing of up to $3,000,000, it should have sufficient funds to meet its capital requirements this year.

     The equity financing will be used for exploration activities. If the Company is not successful in raising the full $3,000,000 then the number of wells that were planned to be drilled will be reduced from a possible 15 wells to the number that funds raised support.

     The Company has recently farmed-in on an additional 53 sections and is close to finalizing additional farm-ins on another 24 sections. On a number of these farm-in lands there are more wells to be tied into the pipeline. By the year ended December 31, 2000 Promax expects to have in excess of 25 wells tied in and producing in excess of 10 million cubic feet of gas per day. Using a sales price of $5.50 per thousand cubic feet, monthly revenue is expected to reach $1,650,000. At this level Promax will have cash available to start an expanded drilling program in the spring of 2001.

     As of March 31, 2000 and March 31, 1999, the Company's Working Capital was $831,736 and $70,093 respectively. The increase in working capital was
                                    30
due to equity financing activities. As at December 31, 1999 and June 30, 1999 the Company's working capital was $187,832 and $24,642 respectively. In both periods the Company raised equity capital. The Company has no long term debt.

     Cash and shares have been used to purchase a substantial interest in the Cessford properties. Through raising capital and issuing shares, the Company achieved a 94.8% working interest in the properties as of December 31, 1999. For the six months ended December 31, 1999 Shareholder's Equity increased by $8,074,144 from $3,680,128 at June 30, 1999 to $11,754,272 at
December 31, 1999. This reflects the equity financing activity for this time period.

     The book value of the Company's interest in Resource Properties increased by $7,832,148 from $2,742,077 at June 30, 1999 to $10,574,225 at
December 31, 1999.

     Using a discount factor of 12%, the engineering evaluation of the 18 sections that have been proven up comes in at $55,745,000.

     Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.
     ---------------------------------------------------------------------
     Not applicable.

     Item 10.  Directors and Officers of Registrant.
     -----------------------------------------------

                                          Date When          Number of Common Shares
                    Principal             Nominee became     Beneficially
Name and Present    Occupations for       an Officer of      Owned or Over
Position with the   Preceding Five        Director of        Which Control or
Company             Years                 the Company        Direction is Exercised
-------------------------------------------------------------------------------------
Robert L. Card      Financial             September 1993           735,500
Director            Consultant, Aries
                    Management, Ltd.,
                    since 1980.
                    President and
                    Chairman of Matrix
                    Energy
                    (Predecessor of
                    the Company.)
-------------------------------------------------------------------------------------

                                     31

-------------------------------------------------------------------------------------
Alexander T.        President, CEO and    January 2000           5,760,000
Lemmens,            Chairman of Promax
Chairman and CEO    Energy, Inc., since
                    2000; President,
                    Chairman of the
                    Board, and
                    Director of
                    Aldrilco Inc.,
                    from December 1997
                    to December 1999,
                    and prior thereto,
                    Vice-President of
                    Corporate
                    Development with
                    Precision Drilling
                    Corporation, 1994
                    to 1997.
-------------------------------------------------------------------------------------
Norman J.           Oilfield Executive    June 1997              2,013,310
McAllister          and Consultant,
Director            Canada West
                    Resources, Inc.,
                    since 1997.
                    President,
                    McAllister
                    Petroleum Services
                    from 1980 to 1997.
-------------------------------------------------------------------------------------
Richard N. Mellis   Land and              June 1998              5,448,630
Director            Environmental
                    Consultant, R.N.M.
                    Services, Ltd.,
                    since 1984
-------------------------------------------------------------------------------------
James R. Clark      Vice President,       January 2000               68,400
Vice-president,     Promax Energy
Secretary,          since 2000.  Vice
Treasurer           President,
                    Aldrilco, Inc.,
                    1998 to 1999.
                    President, Nortech
                    Geomatics, Inc.,
                    1995 to 1998.
-------------------------------------------------------------------------------------
Shelia O'Shea       President, Leross     May 2000                  150,000
Director            Oilfield Services
                    since 1995.
                    Director,
                    Aldrilco, Inc.,
                    1996 to 1999.
-------------------------------------------------------------------------------------



     Item 11.  Compensation of Directors and Officers.
     -------------------------------------------------
     The following table sets forth certain summary information concerning the compensation paid or accrued during the Registrant's last completed fiscal years to the Company's, or its principal subsidiaries, chief executive officers during such period (as determined at December 31, 1999 the end of the Registrant's last completed fiscal year).

                              Summary Compensation Table
                            ------------------------------
                                                     Long Term Compensation
                                                     --------------------------
                    Annual Compensation              Awards         Payouts
                    -------------------------------  ----------     ---------
                                             Other   Restri                      All
Name and                                    Annual   -icted                    Other
Principal                                  Compen-    Stock         Options     LTIP        Compen-
Position            Year    Salary   Bonus  sation   Awards /$SARS  Payouts   sation
-------------------------------------------------------------------------------------
John R. MacMillan   12/99 $    -0-     -0-     -0-      -0-    -0-      -0-      -0-
Former President/    6/99      -0-     -0-     -0-      -0-    -0-      -0-      -0-
Director

Lana Bea Turner     12/99 $    -0-     -0-     -0-      -0-    -0-      -0-      -0-
Former Secretary     6/99   12,000     -0-     -0-      -0-    -0-      -0-      -0-
-------------------------------------------------------------------------------------

     None of the Directors of the Company received any remuneration for acting as Director of the Company. Directors of the Company are paid out-of-pocket expenses incurred in attending meetings of the Board of Directors.

     During 1999, the Company did not have any bonus, deferred compensation, employee benefit, or retirement plan. Such plans may be adopted by the Company at such time as deemed reasonable by the board of directors. The Company does not have a compensation committee, all decisions regarding compensation are determined by the board of directors.

     The Company did not grant any stock options or stock appreciation rights to any of its executive officers during the year ended June 1999 or the six months ended December 1999 (which is now the Company's fiscal year end). In February, March, April and May 2000, the Company issued stock options to purchase shares of the Company's common stock to its officers, directors, employees and consultants. These options were not issued in lieu of compensation.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in cash compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a changing in control of the Company.

     In January 2000, the Company entered into a Services Agreement with Annex Resources, Ltd., for engineering, planning and promotional services

                                     33
to be rendered by Alexander T. Lemmens, the Company's CEO, President and Chairman of the Board. Annex is owned by Lemmens and his wife. Under the Agreement, Lemmens receives compensation on an hourly basis at a rate of $100 per hour, with a cap of $3,000 per month until cash flow is generated. Once cash flow is generated, Lemmens will continue to be compensated at $100 per hour, but the cap becomes $6,000 per month. The Agreement also provides that Lemmens will receive an automotive allowance of $0.35/km plus gas costs; reimbursement for normal business expenses as approved by Senior Management; and a cellular phone for business use. The term of this Services Agreement is one year.

     In February 2000, the Company entered into a Services Agreement with 818708 Alberta, Ltd., for financial management, banking, planning and promotional services to be rendered by James R. Clark, the Company's Vice President, Secretary and Treasurer. 818708 Alberta is owned by Clark's wife. Under the Agreement, Clark receives compensation on an hourly basis at a rate of $75 per hour, with a cap of $3,000 per month until cash flow is generated. Once cash flow is generated, Clark will continue to be compensated at $75 per hour, but the cap becomes $6,000 per month. The Agreement also provides that Clark will receive an automotive allowance of $0.35/km plus gas costs; reimbursement for normal business expenses as approved by Senior Management; and a cellular phone for business use. The term of this Services Agreement is one year.

     In February 2000, the Company entered into a Services Agreement with RNM Services, Ltd., for land management, financing, planning and promotional services to be rendered by Richard N. Mellis, a Company Director. RNM is owned by Mellis. Under the Agreement, Mellis receives compensation of $2,000 per month. The Agreement also provides that Mellis will receive an automotive allowance of $0.35/km plus gas costs;
reimbursement for normal business expenses as approved by Senior
Management; and a cellular phone for business use.

     The above services agreements between the Company and the above affiliated persons are on terms at least as favorable as those that could have been obtained from unaffiliated parties on an arm's length basis.

     Item 12.  Options to Purchase Securities From Registrant or
               Subsidiaries.
     ------------------------------------------------------------

     Stock Options
     -------------

     The Company has, from time to time, granted stock options to purchase common shares to its officers, directors, consultants and employees. The options have been granted on various terms resulting from negotiation between the Company and such persons and the exercise price per share was based on the average trading price of the Company's shares pursuant to the policies of the Alberta Stock Exchange (the "Exchange"). The exercise price for all options currently issued by the Company is equal to or in excess of the market price of the Company's stock at the date of issuance less the maximum discount permitted under the by-laws and polices of The Alberta Stock Exchange (or any stock exchange on which the Shares are then listed). The options are non-assignable and have been granted as incentives and not in lieu of any compensation for services. As at June 1, 2000 the Company has granted outstanding options to its officers, directors, consultants and employees to purchase an aggregate of 2,925,000 common shares as follows:

                                     34

                                                                       Options
                                                                       Held by
                                                                       Directors
                               Number      Exercise      Expiry        by Officers
                               of Shares   Price         Date          and Directors
                               -----------------------------------------------------
Outstanding Options            1,000,000   $0.50         Feb. 2, 2005    1,000,000
                               1,075,000   $0.42         Mar. 7, 2005      320,000
                                 400,000   $0.35         Apr. 3, 2005      400,000
                                 450,000   $0.42          May 5, 2005          -0-
                               -----------------------------------------------------
Total Options:                 2,925,000                                 1,720,000

     The Company also has the following outstanding warrants and options to purchase common shares of the Company:

     Warrants
     --------
     Number of Common
     Shares Underlying Warrants           Exercise Price    Expiration Date
     --------------------------           --------------    ---------------
        310,000                           $1.25             July 29, 2000
        300,000                           $1.00             August 6, 2000
      1,866,000                           $0.25             October 31, 2000

     Item 13.  Interest of Management in Certain Transactions.
     ---------------------------------------------------------

     In March 1999, the Company entered into a purchase agreement with Starrock Resources, Ltd., ("Starrock") to purchase up to a 75% working interest in oil and gas leases owned by Starrock in the Cessford area of Alberta, Canada. The Company agreed to purchase this interest for $8,000,000. In March 1999, the Company paid $2,677,018 in cash to acquire 30% of Starrock's working interest in the property. In October 1999, the Company settled the remaining outstanding balance of $5,322,981.30, by issuing 11,828,847 shares of its common stock to Starrock. Richard N. Mellis, a Company director is the president if Starrock.

     Also, during the fourth quarter of 1999, the Company purchased well abandonment deposits for $65,439 and petroleum and natural gas leases for $32,771 from Starrock.

     No officer, director, or any associate of an officer or director is, or within the past three years has been, indebted to the Company.

                                  PART II
                                  -------
     Item 14.  Description of Securities to be Registered.
     -----------------------------------------------------
     The Company's authorized share capital consists of 100,000,000 common shares without par value, of which 29,969,258 were issued and outstanding as of May 31, 2000.

     All of the authorized common shares of the Company, once issued, rank equally as to dividends, voting powers, and participation in assets.

                                     35

Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. The articles of the Company do not provide for cumulative voting.

     Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by the Company while there is any arrearage in the payment of dividends or sinking fund instalments.

     Provisions as to the modification, amendment or variation of the rights attaching to the common shares or provisions are contained in the British Columbia Company Act (the "BCCA"). The BCCA requires approval by a special resolution (i.e., approved by at least three-quarters of the votes cast at a meeting of the shareholders of the Company or consented to in writing by each shareholder of the Company) of the Company's shareholders in order to effect any of the following changes:

     (a) subdivide all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value;
     (b) subdivide all or any of its unissued, or fully paid issued, shares without par value so that the number of those shares is increased;
     (c) consolidate all or any of its shares with par value into shares of larger par value;
     (d) consolidate all or any of its shares without par value so that the number of those shares authorized is reduced;
     (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value;
     (f) change all or any of its unissued shares without par value into shares with par value;
     (g) alter the name or designation of all or any of its shares, whether issued or unissued; or
     (h) alter the provisions as to the maximum price or consideration at or for which shares without par value may be issued.

                                  PART III
                                  --------
     Item 15.  Defaults upon Senior Securities.
     ------------------------------------------

     Not applicable.

     Item 16.  Changes in Securities, Changes in Securities and Use of
               Proceeds
     ------------------------------------------------------------------
     Not applicable.


                                  PART IV
                                  -------

     Item 17.  Financial Statements.
     -------------------------------
     (All numbers are Canadian Dollars unless otherwise noted)

     Consolidated Financial Statements of the Company for the Three Months Ended March 31, 2000 (unaudited) and Years Ended December 31, 1999, June 30, 1999, 1998 and 1997, reported on by Elliott, Tulk, Pryce, Anderson, Chartered Accountants.

     These financial statements are expressed in Canadian dollars and were prepared in accordance with Canadian Generally Accepted Accounting Principles, which are substantially the same as United States Generally Accepted Accounting Principles. For a history of the exchange rates in effect between the Canadian dollar and the United States dollar, see ITEM 8
- Selected Financial Data.

     Item 18.  Financial Statements.
     -------------------------------
     Not applicable.

     Item 19.  List of Financial Statements and Exhibits.
     ----------------------------------------------------

     (a) Financial Statements

     All Audited Statements are in Canadian Dollars and presented on a consolidated basis.

     Financial Statements Filed as Part of the Registration Statement:

     Financial Statements of the Company for the Three Months Ended March 31, 2000 (unaudited) and Years Ended December 31, 1999, June 30, 1999, 1998 and 1997, reported on by Elliott, Tulk, Pryce, Anderson, Chartered
Accountants:

     Auditor's Reports dated March 21, 2000, October 18, 1999, August 25, 1998, and October 28, 1997.

     Balance Sheets
     Statement of Loss and Deficit
     Statement of Cash Flows
     Notes to Financial Statements


     (b) Exhibits. The following exhibits are included as part of this report:

Exhibit     SEC Exhibit
Number      Reference      Title of Document                    Location
--------    -----------    ----------------------------------   ----------
1.01        1              Articles of Incorporation            81
                           And Bylaws

1.02        1              Certificate of Incorporation         115

1.03        1              Certificate of Name Change to        117
                           Tamara Resources Inc.

1.04        1              Certificate of Name Change to        121
                           Matrix Energy Inc.

1.05        1              Certificate of Name Change to        125
                           Promax Energy Inc.

1.06        1              Certificate of Continuance           129

3.01        3              Agreement to Purchase and Sale       136
                           Dated March 19, 1999

3.02        3              Addendum to Agreement of March       205
                           19, 1999, Dated March 19, 1999

3.03        3              Addendum to Agreement of March       207
                           19, 1999, Dated May 11, 1999

3.04        3              Amending Agreement Dated             209
                           May 31, 1999

3.05        3              Revised Agreement of Purchase and    212
                           Sale, Dated August 27, 1999

3.06        3              Amending Agreement to Agreement      218
                           of Purchase and Sale, Dated
                           September 30, 1999

3.07        3              Pipeline Construction and Limited    224
                           Recourse Financing Agreement


                                     38

                                 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Promax Energy Inc.
                                        a British Columbia corporation


Dated: June 27, 2000                    By: /S/ Alexander T. Lemmens,
                                        ------------------------------
                                        Alexander T. Lemmens
                                        President


Dated: June 27, 2000                    By:/S/ James R. Clark,
                                        ------------------------------
                                        James R. Clark
                                        Chief Financial Officer




                                     39










/Letterhead/

                                   ProMax
                                Energy Inc.



                            First Quarter Report
                               March 31, 2000



                                     40


/Letterhead/

ProMax Energy Inc.


TO THE SHAREHOLDERS

During the three month period ending March 31, 2000, ProMax Energy, Inc.
(the "Corporation") completed a $1,000,000 private placement that allowed the Corporation to proceed to acquire various Working Interests, Joint
Venture Interests, and Gross Overriding Royalty Interests in exchange for common shares of the corporation, which increased ProMax's interest to 94.8 percent in its core area of Cessford, Alberta. The funds from the private placement will also allow the Corporation to begin the reactivation of at least five wells and the tie-ins of six additional gas wells. Also within the first quarter, a contract was entered into on a limited resource basis to build 15 kilometers of pipeline that will bring the six wells on-stream.
With no debt and positive working capital the Corporation is prepared to bring the gas from these wells to market in the near future.

ProMax Energy, Inc., is a junior oil and gas exploration and production company focusing primarily on natural gas in south eastern Alberta. It has acquired and executed Letter of Intent to develop 60,160 acres of oil and gas leases with varying working interest of 50 to 100 percent. It will also construct and operate up to 70 kilometers of gas gathering system;
acquiring and re-process up to 1400 kilometers of seismic; and tie-in and operate up to 26 suspended gas wells. ProMax is well positioned to play a key role in the development of AMI (Area of Mutual Interest) covering over 400,000 acres in its area of focus.

/S/ Alexander T. Lemmons

Alexander T. Lemmons
President and CEO

May 19, 2000


                                     41

/Letterhead/

ProMax Energy, Inc.

BALANCE SHEET
(unaudited)


                                                       As at        As at
                                                     March 31     March 31
                                                       2000         1999
                                                         $            $
ASSETS
------
CURRENT ASSETS
     Cash                                             696,915      278,362
     Accounts receivable                              105,336      106,305
     Deposits and prepaid expenses                    114,388            -
                                                  ------------ ------------
                                                      916,639      384,667

CAPITAL ASSETS                                        317,573      404,188
RESOURCE PROPERTIES                                10,762,095    2,518,609
DEFERRED EXPLORATION EXPENSES                         655,467        5,163
                                                  ------------ ------------
                                                   12,651,774    3,312,627
                                                  ============ ============

LIABILITIES

CURRENT LIABILITIES
     Accounts payable and accrued liabilities          46,712      114,574
     Deposits held                                     38,191      200,000
                                                  ------------ ------------
                                                       84,903      314,574

PROVISIONS FOR SITE RESTORATION                        30,000            -
FUTURE INCOME TAXES                                   343,958            -

SHAREHOLDERS' EQUITY

CAPITAL STOCK                                      12,087,732    4,921,894
SUBSCRIPTIONS RECEIVED                              2,425,796            -
RETAINED EARNINGS (DEFICIT)                        (2,320,615)  (1,923,841)
                                                  ------------ ------------
                                                   12,192,913    2,998,053
                                                  ------------ ------------
                                                   12,651,774    3,312,627
                                                  ============ ============



                                     42

/Letterhead/
ProMax Energy, Inc.

STATEMENT OF PROFIT AND LOSS
(unaudited)

                                                     For the      For the
                                                      Three        Three
                                                      Months       Months
                                                       Ended        Ended
                                                     March 31     March 31
                                                       2000         1999
                                                         $            $

INCOME

     Resources Properties                                   -       22,924
     Other                                              2,373            -
                                                   -----------  -----------
                                                        2,373       22,924
                                                   -----------  -----------

EXPENSES

     General and Administrative                       112,293       13,528

     Oil and Gas Operations                             3,655            -

     Depreciation and Depletion                        51,252            -
                                                   -----------  -----------
                                                      167,200       13,528
                                                   -----------  -----------

NET INCOME (LOSS) FOR THE PERIOD                     (164,827)       9,396

RETAINED EARNINGS (DEFICIT) - BEGINNING OF PERIOD  (2,155,788)  (1,933,237)
                                                   -----------  -----------

RETAINED EARNINGS (DEFICIT) - END OF PERIOD        (2,320,615)  (1,923,841)
                                                   ===========  ===========


                                     43

/Letterhead/
ProMax Energy, Inc.

STATEMENT OF CASH FLOWS
(unaudited)

                                                     For the      For the
                                                      Three        Three
                                                      Months       Months
                                                       Ended        Ended
                                                     March 31     March 31
                                                       2000         1999
                                                         $            $

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

     Net earnings (loss) for the period
     Items not involving cash:                       (164,827)       9,396

        Amortization                                   51,252            -
                                                   -----------  -----------
                                                     (113,575)       9,396

Change in non-cash working capital items              (38,574)    (270,589)
                                                   -----------  -----------

                                                     (152,149)    (261,193)
                                                   -----------  -----------

FINANCING ACTIVITIES

     Capital stock issued                             826,377    2,459,500
                                                   -----------  -----------
                                                      826,377    2,459,500
                                                   -----------  -----------

INVESTING ACTIVITIES

     Acquisition of resource properties               (66,820)  (1,523,149)
     Acquisition of capital assets                     (2,078)    (401,009)
                                                   -----------  -----------
                                                      (68,898)  (1,924,158)
                                                   -----------  -----------
     INCREASE (DECREASE) IN CASH                      605,330      274,149

     CASH - BEGINNING OF PERIOD                        91,585        4,213
                                                   -----------  -----------

     CASH - END OF PERIOD                             696,915      278,362
                                                   ===========  ===========

                                    44

                             PROMAX ENERGY INC.
                            FINANCIAL STATEMENTS
                           FOR THE PERIODS ENDED
                    DECEMBER 31, 1999 AND JUNE 30, 1999






                                     45

                              AUDITORS' REPORT
                             -----------------
To the Shareholders of
Promax Energy Inc.

We have audited the balance sheets of Promax Energy Inc. as at December 31, 1999 and June 30, 1999 and the statements of operations and deficit, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and June 30, 1999 and the results of its operations and cash flows for the periods then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding period.



                                /S/ "Elliott, Tulk, Pryce, Anderson"



                                     CHARTERED ACCOUNTANTS
Vancouver, B.C.
March 21, 2000
                                    46

PROMAX ENERGY INC.

BALANCE SHEETS

                                                  As at           As at
                                              December 31,      June 30,
                                                   1999           1999
                                                     $              $
                                   ASSETS
CURRENT ASSETS
     Cash                                            91,585         17,614
     Accounts receivable                             32,025        110,059
     Deposits and prepaid expenses                  103,503         18,548
                                                ------------   ------------
                                                    227,113        146,221

CAPITAL ASSETS (Note 3)                             336,748        378,076

RESOURCE PROPERTIES (Note 4)                     10,574,225      2,742,077

DEFERRED EXPLORATION EXPENSES (Note 5)              655,467        535,333
                                                ------------   ------------
                                                 11,793,553      3,801,707
                                                ============   ============

                                LIABILITIES
CURRENT LIABILITIES

     Accounts payable and accrued liabilities        23,361         33,051
     Deposits held                                   15,920         88,528
                                                ------------   ------------
                                                     39,281        121,579
                                                ------------   ------------

                            SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 6)                            5,704,394      5,189,394

SUBSCRIPTIONS RECEIVED (Note 6)                   8,205,666        515,000

DEFICIT                                                     (2,155,788)(2,024,266)
                                                ------------   ------------
                                                 11,754,272      3,680,128
                                                ------------   ------------
                                                 11,793,553      3,801,707
                                                ============   ============

APPROVED BY THE BOARD

/S/ Alexander T. Lemmens,     Director
--------------------------

/S/ Richard Mellis            Director
--------------------------


                                     47

PROMAX ENERGY INC.

STATEMENTS OF OPERATIONS AND DEFICIT

                                                   For the        For the
                                                 six months   twelve months
                                                    Ended          ended
                                                  December          June
                                                  31, 1999        30, 1999
                                                      $               $
EXPENSES

     Accounting and legal                            25,943         16,703
     Administration                                       -         12,500
     Amortization                                    42,279         42,616
     Bank charges and interest                          186            327
     Consulting fees                                  1,836              -
     Equipment rental                                 2,040          1,487
     Office and miscellaneous                        11,322         13,087
     Rent                                            11,388         14,796
     Shareholder relations                            1,190          2,505
     Telephone and communications                       867          5,420
     Transfer agent and filing fees                   6,982         15,486
     Travel and entertainment                         1,507          2,431
                                                ------------   ------------
                                                    105,540        127,358
                                                ------------   ------------

OTHER INCOME (EXPENSES)

     Interest                                         1,633            237
     Resource properties and
      exploration costs written off                       -       (137,889)
     Fees                                             1,241         26,249
     Public offering costs                          (28,856)             -
     Loss on sale of capital assets                       -           (389)
                                                ------------   ------------
                                                    (25,982)      (111,801)
                                                ------------   ------------
NET LOSS FOR THE PERIOD                            (131,522)      (239,159)

DEFICIT - BEGINNING OF PERIOD                    (2,024,266)    (1,785,107)
                                                ------------   ------------
DEFICIT - END OF PERIOD                          (2,155,788)    (2,024,266)
                                                ============   ============


                                     48

PROMAX ENERGY INC.

STATEMENTS OF CASH FLOWS

                                                   For the       For the
                                                 six months   twelve months
                                                    Ended         ended
                                                  December        June
                                                  31, 1999       30, 1999
                                                      $              $
                                                ------------   ------------

CASH FROM (USED IN)

OPERATING ACTIVITIES;

     Net loss for the year                         (131,522)      (239,159)

     Items not involving cash

       Amortization                                  42,279         42,616
       Resource properties and exploration
         Costs written off                                -        137,889
       Loss on sale of capital assets                     -            398
                                                ------------   ------------
                                                    (89,243)       (58,256)

     Changes in non-cash working capital items      (71,327)      (507,548)
                                                ------------   ------------
                                                   (160,570)      (568,804)
                                                ------------   ------------
FINANCING ACTIVITY

     Share subscriptions received                   396,460      3,015,000
                                                ------------   ------------

INVESTING ACTIVITY

     Deferred exploration expenses                 (120,134)       121,559
     Acquisition of resource properties             (40,834)    (2,175,077)
     Acquisition of capital assets                     (951)      (415,818)
                                                ------------   ------------
                                                   (161,919)    (2,469,336)
                                                ------------   ------------
INCREASE (DECREASE) IN CASH                          73,971        (20,140)

CASH - BEGINNING OF PERIOD                           17,614         37,754
                                                ------------   ------------
CASH - END OF PERIOD                                 91,585         17,614
                                                ============   ============


                                     49

PROMAX ENERGY INC

NOTES TO FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS

     The Company which, until 1999 was in the business of acquiring and exploring resource properties, is in the business of oil and gas exploration and development. On February 3, 1999 the Company changed its name from Matrix Energy Inc. to Promax Energy Inc.

     The recoverability of values assigned to resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interests in the underlying resource claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

     Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

     a)   Resource properties

          Costs relating to the acquisition and exploration of resource properties are deferred until the properties are placed into commercial production, sold, allowed to lapse or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned. Costs ascribed to mineral properties do not necessarily reflect present or future values.

     b)   Capital assets

          Capital assets are stated at cost. Amortization is provided on capital assets utilizing the straight line basis at the following rates:

               Computer equipment            20%
               Furniture and fixtures        20%
               Oil and gas equipment         20%

     c)   Loss per share

          At the current stage of development in the Company's operations, loss per share information is not considered meaningful and has not been reported.
                                   50

PROMAX ENERGY INC.
NOTES TO THE FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES Continued

     d)   Fair market value of financial instruments

          The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.


3.   CAPITAL ASSETS

                                                           December 31,      June 30,
                                                               1999            1999
                                               Accumulated   Net Book        Net Book
                                       Cost   Amortization     Value           Value
                                         $         $              $               $
Computer equipment                      8,784       1,756        7,028         7,906
Furniture and fixtures                  5,455       2,727        2,728         2,304
Oil and gas equipment                 408,740      81,748      326,992       367,866
                                   ----------- -----------  -----------   -----------
                                      422,979      86,231      336,748       378,076
                                   =========== ===========  ===========   ===========

4.   RESOURCE PROPERTIES

                                                           December 31,      June 30,
                                                               1999            1999
                                                                 $               $
     Cessford, Alberta

     Acquisition costs for 94.80% working interest in
     certain petroleum and natural gas lands and leases
     in the Cessford area of Alberta.                       10,574,225     2,742,077
                                                            ===========   ===========

5.   DEFERRED EXPLORATION EXPENSES

                                                           December 31,      June 30,
                                                                1999           1999
                                                                  $              $
     Cessford, Alberta
     Balance, beginning of period                              535,333             -
       Consulting                                               61,191        13,453
       Drilling                                                 26,741        38,704
       Management                                               28,343        16,626
       Seismic                                                       -       466,550
       Travel                                                    3,859             -
                                                            -----------   -----------
Balance, end of period                                         655,467       535,333
                                                            ===========   ===========

                                          51

PROMAX ENERGY INC
NOTES TO FINANCIAL STATEMENTS

6.   CAPITAL STOCK

     Authorized:
       100,000,000 Common shares without par value
     Allotted:
                                                                     #             $
     June 30, 1998                                           1,550,000       232,500

     Shares issued during the year                          (1,550,000)     (232,500)
     Subscriptions received - for cash                         515,000       515,000
                                                           ------------  ------------
     June 30, 1999                                             515,000       515,000

     Shares issued during the year                            (515,000)     (515,000)
     Subscriptions received - for cash                       1,866,000       396,460
     Subscriptions received - for resource property         16,850,948     7,809,206
                                                           ------------  ------------
     December 31, 1999                                      18,716,948     8,205,666
                                                           ============  ============
     Issued:

     June 30, 1998                                           6,201,883     1,974,894

     Issuance of allotted shares                             1,550,000       232,500
     Private placements - cash                               1,500,000       225,500
     Warrants exercised - cash                                 150,000        30,000
     Consolidation 5:1                                      (7,521,507)            -
     Private placement - cash                                5,580,000     2,232,000
     Warrants exercised - cash                                 570,000       495,000
                                                           ------------  ------------
     June 30, 1999                                           8,030,376     5,189,894

     Issuance of allotted shares                               515,000       515,000
                                                           ------------  ------------
     December 31, 1999                                       8,545,376     5,704,894
                                                           ============  ============

     Warrants and options:

          Warrants have been issued entitling the holders thereof to purchase 10,000 shares at $1.25 per share until June 11, 2000.

     No stock options were outstanding at December 31, 1999.

     Escrowed shares:

          60,000 shares are currently held in escrow subject to release upon regulatory approval.

                                        52

PROMAX ENERGY INC.

NOTES TO FINANCIAL STATEMENTS


7.   RELATED PARTY TRANSACTIONS
     As disclosed in Note 4 the Company purchased the remaining interest of the Cessford Resource property from Starrock Resources Ltd., a company controlled by a director. Also during the period the Company purchased well abandonment deposits for $65,439 and petroleum and natural gas leases for $32,771 from Starrock Resources Ltd.

8.   SUBSEQUENT EVENTS

     Subsequent to December 31, 1999 the Company:

     a)   issued the allotted shares disclosed in Note 6; and

     b)   issued 2,531,584 shares for cash proceeds of $886,054.

     c) issued notes payable for $130,100 to acquire certain resource properties which were later paid by the issuance of 345,857 shares at deemed cost of $121,050 and $9,050 cash.

9.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year which could result in errors when information using the year 2000 dates is processed. Such errors could occur before, on or after January 1, 2000 and the effect thereof cannot be determined. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.



                                     53

                             PROMAX ENERGY INC.
                       (formerly Matrix Energy Inc.)
                            FINANCIAL STATEMENTS
                            FOR THE YEARS ENDED
                           JUNE 30, 1999 AND 1998





                                     54

/Letterhead/


                              AUDITORS' REPORT
                              ----------------


To the Shareholders of
Promax Energy Inc. (formerly Matrix Energy Inc.)


We have audited the balance sheets of Promax Energy Inc. (formerly Matrix Energy Inc.) as at June 30, 1999 and 1998 and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and 1998 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.



                                     /S/ "Elliott, Tulk, Pryce, Anderson"



CHARTERED ACCOUNTANTS
Vancouver, B.C.
October 18, 1999
                                     55

PROMAX ENERGY, INC.
(formerly Matrix Energy, Inc.)

BALANCE SHEETS
AS AT JUNE 30, 1999 AND 1998

                                                        1999         1998
                                                          $            $

                                   ASSETS
CURRENT ASSETS
     Cash                                              17,614       37,754
     Accounts receivable                              110,059        9,941
     Prepaid expenses                                  18,548        2,020
                                                   -----------  -----------
                                                      146,221       49,715

CAPITAL ASSETS (Note 3)                               378,077        5,272

RESOURCE PROPERTIES (Note 4)                        2,742,077       85,000

DEFERRED EXPLORATION EXPENSES (Note 5)                535,333      794,781
                                                   -----------  -----------
                                                    3,801,708      934,768
                                                   ===========  ===========

                                LIABILITIES
CURRENT LIABILITIES
     Accounts payable and accrued liabilities          33,052      512,481
     Deposits held                                     88,528            -
                                                   -----------  -----------
                                                      121,580      512,481
                                                   -----------  -----------

                            SHAREHOLDERS' EQUITY
CAPITAL STOCK (Note 6)                              5,189,394    1,974,894

SUBSCRIPTIONS RECEIVED (Note 6)                       515,000      232,500

DEFICIT                                            (2,024,266)  (1,785,107)
                                                   -----------  -----------
                                                    3,680,128      422,287
                                                   -----------  -----------
                                                    3,801,708      934,768
                                                   ===========  ===========


APPROVED BY THE BOARD


/S/ Robert L. Card        Director
-------------------

/S/ John R. MacMillan     Director
---------------------

                                     56

PROMAX ENERGY, INC.
(formerly Matrix Energy, Inc.)

STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                                        1999         1998
                                                          $            $
EXPENSES

     Accounting and legal                              16,703        9,628
     Administration                                    12,500       32,125
     Amortization                                      42,616        1,274
     Bank charges and interest                            327          240
     Equipment rental                                   1,487            -
     Office and miscellaneous                          13,087       10,528
     Rent                                              14,796       13,703
     Shareholder relations                              2,505          932
     Telephone and communications                       5,420            -
     Transfer agent and filing fees                    15,486       10,825
     Travel and entertainment                           2,431        2,973
                                                   -----------  -----------
                                                      127,358       82,228

OTHER INCOME (EXPENSES)

     Expense recoveries                                     -        6,000
     Interest                                             237        1,421
     Resource properties and
       exploration costs written off                 (137,889)    (106,272)
     Fees                                              26,249            -
     Loss on sale of capital assets                      (398)           -
                                                   -----------  -----------
                                                     (111,801)     (98,851)
                                                   -----------  -----------
NET LOSS FOR THE YEAR                                (239,159)    (181,079)
                                                   -----------  -----------
DEFICIT - BEGINNING OF YEAR                        (1,785,107)  (1,604,028)
                                                   -----------  -----------
DEFICIT - END OF YEAR                              (2,024,266)  (1,785,107)
                                                   ===========  ===========


                                     57

PROMAX ENERGY, INC.
(formerly Matrix Energy, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

                                                        1999         1998
                                                          $            $
CASH FROM (USED IN):

OPERATING ACTIVITIES

     Net loss for the year                           (239,159)    (181,079)

     Items not involving cash

     Amortization                                      42,616        1,274
     Resource properties and
      exploration costs written off                   137,889      106,272
     Loss on sale of capital assets                       398            -
                                                   -----------  -----------
                                                      (58,256)     (73,533)

Change in non-cash working capital items             (507,547)     287,276
                                                   -----------  -----------
                                                     (565,803)     213,743
                                                   -----------  -----------
FINANCING ACTIVITY

     Share subscriptions received                   3,015,000      256,500
                                                   -----------  -----------

INVESTING ACTIVITIES

     Deferred exploration expenses                    121,559     (614,637)
     Proceeds from disposal (acquisition)
      of resources properties                      (2,175,077)      56,000
     Acquisition of capital assets                   (415,819)      (2,683)
                                                   -----------  -----------
                                                   (2,469,337)    (561,320)
                                                   -----------  -----------
DECREASE IN CASH                                      (20,140)     (91,077)

CASH - BEGINNING OF YEAR                               37,754      128,831
                                                   -----------  -----------
CASH - END OF YEAR                                     17,614       37,754
                                                   ===========  ===========

                                     58

PROMAX ENERGY INC.
(formerly Matrix Energy Inc.)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

1.   NATURE OF OPERATIONS

     The Company which, until 1999 was in the business of acquiring and exploring resource properties, is in the business of oil and gas exploration and development. On February 3, 1999 the Company changed its name from Matrix Energy Inc. to Promax Energy Inc.

     The recoverability of values assigned to resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interests in the underlying resource claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.


     Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

     a)   Resource properties
          Costs relating to the acquisition and exploration of resource properties are deferred until the properties are placed into commercial production, sold, allowed to lapse or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned. Costs ascribed to mineral properties do not necessarily reflect present or future values.

     b)   Capital assets
          Capital assets are stated at cost. Amortization is provided on capital assets utilizing the straight line basis at the following rates:

                         Computer equipment       20%
                         Furniture and fixtures   20%
                         Oil and gas equipment    20%

     c)   Loss per share

          At the current stage of development in the Company's operations, loss per share information is not considered meaningful and has not been reported.

                                   59

PROMAX ENERGY INC.
(formerly Matrix Energy, Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     d)   Fair market value of financial instruments
          The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.

3.   CAPITAL ASSETS

                                                                  1999          1998
                                             Accumulated      Net Book      Net Book
                                      Cost  Amortization         Value         Value
                                       $             $             $             $
Computer equipment                   8,784           878         7,906             -
Furniture and fixtures               4,505         2,200         2,305         5,272
Oil and gas equipment              408,740        40,874       367,866             -
                                 ----------    ----------    ----------    ----------
                                   422,029        43,952       378,077         5,272
                                 ==========    ==========    ==========    ==========

4.   RESOURCE PROPERTIES

                                                                  1999          1998
                                                                     $             $
                                                            -----------   -----------
        a) La Paz County, Arizona

        A 100% interest in four unpatented mineral claims
        in La Paz County, Arizona acquired for $6,000 plus
        100,000 of its shares (lapsed in 1999).                      -        36,000

        b) Oxide Peak, British Columbia

        A 100% interest in two mineral claims in the Omineca
        Mining Division of British Columbia acquired for
        20,000 of its shares (lapsed in 1999).                       -         4,000

        c) Tomcat Group, British Columbia

        A 100% interest in two mineral claims in the Nicola
        Mining Division of British Columbia acquired for
        $25,000 plus 100,000 of its shares (lapsed in 1999).         -        45,000


                                          60

PROMAX ENERGY INC.
(formerly Matrix Energy, Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

4.   RESOURCE PROPERTIES Continued
                                                                  1999          1998
                                                                     $             $
                                                            -----------   -----------
     d) Cessford, Alberta
        i) The Company has a 30% interest, being 22.368%
        of the total interest in petroleum and natural
        gas lands and leases in the Cessford area of
        Alberta.  The Company has an option to acquire
        a 14% interest, being 10.438% of the total
        interest, per annum for the next five years,
        commencing March 19, 2000, by making annual
        payments of $1,064,596 plus interest at bank
        prime. The Company also has the right to make
        all or part of the first two annual payments
        by issuing common shares at a price to be
        determined by market conditions. As long as
        the annual payments are current the Company
        has the right to drill and produce the lands
        as if it owned the total interest.                   2,281,278             -

        ii) Other miscellaneous Cessford interests.            460,799             -
                                                           ------------  ------------
                                                             2,742,077        85,000
                                                           ============  ============
                                       61

5.   DEFERRED EXPLORATION EXPENSES

                                                                  1999          1998
                                                                    $             $
     a) La Paz County, Arizona                                       -        40,762
     b) Oxide Peak, British Columbia                                 -        22,694
     c) Tomcat Group, British Columbia                               -         5,163
     d) Amex Joint Venture, Alberta and Montana                      -       726,162
     e) Cessford, Alberta                                      535,333             -
                                                           ------------  ------------
                                                               535,333       794,781
                                                           ============  ============

                                        62

PROMAX ENERGY INC.
(formerly Matrix Energy, Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

6.   CAPITAL STOCK

     Authorized:
     100,000,000  Common shares without par value

     Allotted:                                                    #             $
     June 30, 1997                                                   -             -
     Subscriptions received                                  1,550,000       232,500
                                                           ------------  ------------
     June 30, 1998                                           1,550,000       232,500
     Shares issued during the year                          (1,550,000)     (232,500)
     Subscriptions received - for resource property            482,000       482,000
     Subscriptions received - for cash                          33,000        33,000
                                                           ------------  ------------
     June 30, 1999                                             515,000       515,000
                                                           ============  ============
     Issued:
     June 30, 1997                                           6,081,883     1,950,894
     Shares issued for mineral properties                      120,000        24,000
                                                           ------------  ------------
     June 30, 1998                                           6,201,883     1,974,894
     Issuance of allotted shares                             1,550,000       232,500
     Private placements - cash                               1,500,000       225,500
     Warrants exercised - cash                                 150,000        30,000
     Consolidation 5:1                                      (7,521,507)            -
     Private placement - cash                                5,580,000     2,232,000
     Warrants exercised - cash                                 570,000       495,000
                                                           ------------  ------------
     June 30, 1999                                           8,030,376     5,189,894
                                                           ============  ============

     Warrants and options:

          Warrants have been issued entitling the holders thereof to purchase 10,000 shares at $1.25 per share until June 11, 2000. No stock options were outstanding at June 30, 1999.

     Escrowed shares:

          60,000 shares are currently held in escrow subject to release upon regulatory approval.


                                     63

PROMAX ENERGY INC.
(formerly Matrix Energy, Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

7.   RELATED PARTY TRANSACTIONS

          Included in the determination of net loss for the year are expenses recoverable from a company controlled by a director recorded at the exchange amount of $Nil (1998 - $6,000). Deferred exploration costs includes fees paid to a director recorded at the exchange amount of $6,000.

8.   SUBSEQUENT EVENTS

     Subsequent to June 30, 1999 the Company:

     a. exercised 100% of the outstanding options pursuant to the agreement to acquire the Cessford Alberta resource property and will issue 11,828,847 shares at $0.45 per share to settle the obligation.
     b. issued the allotted shares disclosed in Note 6.
     c. terminated an engagement with Yorkton Securities Inc. to be their Agent for a best efforts public offering and forfeited a deposit of $15,000.

9.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year which could result in errors when information using the year 2000 dates is processed. Such errors could occur before, on or after January 1, 2000 and the effect thereof cannot be determined. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


                                     64

                             MATRIX ENERGY INC.
                            FINANCIAL STATEMENTS
                            FOR THE YEARS ENDED
                           JUNE 30, 1998 AND 1997





/Letterhead/


                              AUDITORS' REPORT
                              ----------------

To the Shareholders of
Matrix Energy Inc.


We have audited the balance sheets of Matrix Energy Inc. as at June 30, 1998 and 1997 and the statements of operations and deficit, and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1998 and 1997 and the results of its operations and changes in its financial position for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.




                                       /S/ "Elliott, Tulk, Pryce, Anderson"

                                            CHARTERED ACCOUNTANTS
Vancouver, B.C.
August 25, 1998

                                    65

                            MATRIX ENERGY, INC.
                               BALANCE SHEETS
                        AS AT JUNE 30, 1998 AND 1997

                                                     1998         1997
                                                       $            $
                                                  -----------  -----------
ASSETS
                               CURRENT ASSETS
     Cash                                              37,754      128,831
     Accounts receivable                                9,941        5,896
     Prepaid expenses                                   2,020        3,195
                                                   -----------  -----------
                                                       49,715      137,922

CAPITAL ASSETS (Note 3)                                 5,272        3,863

MINERAL PROPERTIES (Note 4)                            85,000      141,000

DEFERRED EXPLORATION EXPENSES (Note 5)                794,781       73,872
                                                   -----------  -----------
                                                      934,768      356,657
                                                   -----------  -----------

                                LIABILITIES
CURRENT LIABILITIES

     Accounts payable and accrued liabilities         512,481        9,791

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 6)                              1,974,894    1,950,894

SUBSCRIPTIONS RECEIVED (Note 6)                       232,500            -

DEFICIT                                            (1,785,107)  (1,604,028)
                                                   -----------  -----------
                                                      422,287      346,866
                                                   -----------  -----------

                                                      934,768      356,657
                                                   ===========  ===========


APPROVED BY THE BOARD

/S/ Robert L. Card           Director
---------------------

/S/ Michael Iannacone        Director
-----------------------

                                     66

                            MATRIX ENERGY, INC.
                    STATEMENTS OF OPERATIONS AND DEFICIT
                 FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

                                                     1998         1997
                                                       $            $
                                                  -----------  -----------

EXPENSES
     Accounting and legal                               9,628        3,465
     Administration                                    32,125       36,050
     Amortization                                       1,274          650
     Bank charges and interest                            240          236
     Office and miscellaneous                          10,528        8,196
     Rent                                              13,703       15,400
     Shareholder relations                                932        1,957
     Transfer agent and filing fees                    10,825        6,556
     Travel and entertainment                           2,973        6,149
                                                   -----------  -----------
                                                       82,228       78,659
                                                   -----------  -----------
OPERATING LOSS                                        (82,228)     (78,659)

OTHER INCOME (EXPENSES)

     Expense recoveries                                 6,000            -
     Interest                                           1,421        3,282
     Mineral properties and exploration
       costs written off                             (106,272)           -
                                                   -----------  -----------
NET LOSS FOR THE YEAR                                (181,079)     (75,377)

DEFICIT - BEGINNING OF YEAR                        (1,604,028)  (1,528,651)
                                                   -----------  -----------

DEFICIT - END OF YEAR                              (1,785,107)  (1,604,028)
                                                   ===========  ===========


                                     67

                            MATRIX ENERGY, INC.
                STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

                                                       1998         1997
                                                         $            $


CASH FROM (USED IN):

OPERATING ACTIVITIES

     Net loss for the year                           (181,079)     (75,377)

     Items not involving cash

       Amortization                                     1,274          650
       Mineral properties and
        exploration costs written off                 106,272            -
                                                   -----------  -----------
                                                      (73,533)     (74,727)

     Change in non-cash working capital items         499,820      (20,003)
                                                   -----------  -----------
                                                      426,287      (94,730)
                                                   -----------  -----------
FINANCING ACTIVITY

     Share subscriptions received                     232,500      141,540
                                                   -----------  -----------

INVESTING ACTIVITIES

     Deferred exploration expenses                   (747,181)     (44,267)
     Acquisition of  mineral property                       -       (5,000)
     Acquisition of capital assets                     (2,683)      (3,559)
                                                   -----------  -----------
                                                     (749,864)     (52,826)
                                                   -----------  -----------
DECREASE IN CASH                                      (91,077)      (6,016)

CASH - BEGINNING OF YEAR                              128,831      134,847
                                                   -----------  -----------
CASH - END OF YEAR                                     37,754      128,831
                                                   ===========  ===========


                            MATRIX ENERGY, INC.
                     NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

1.   NATURE OF OPERATIONS

     The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

     The recoverability of values assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interests in the underlying mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.


2.   SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

     Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

     a)   Mineral properties

          Costs relating to the acquisition and exploration of mineral properties are deferred until the properties are placed into commercial production, sold, allowed to lapse or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned. Costs ascribed to mineral properties do not necessarily reflect present or future values.

     b)   Capital assets

          Capital assets consists of office furniture and equipment stated at cost less accumulated amortization, which is recorded on the straight line basis over five years.

     c)   Loss per share

          At the current stage of development in the Company's operations, loss per share information is not considered meaningful and has not been reported.

     d)   Fair market value of financial instruments

          The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.

                                     69

MATRIX ENERGY, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

3.   CAPITAL ASSETS

                                                            1998          1997
                                              Accumulated   Net Book      Net Book
                                Cost          Amortization  Value         Value
                                $             $             $             $
     Furniture and fixtures          7,710         2,438         5,272         3,863
                                ===========   ===========   ===========   ===========

4.   MINERAL PROPERTIES

                                                               1998          1997
                                                                $             $
                                                           -----------   -----------
     a) La Paz County, Arizona

     A 100% interest in four unpatented mineral claims
     in La Paz County, Arizona acquired for $6,000 plus
     100,000 of its shares.                                     36,000        36,000

     b) Oxide Peak, British Columbia

     A 100% interest in two mineral claims in the Omineca
     Mining Division of British Columbia acquired for
     20,000 of its shares.                                       4,000         5,000

     c) Tomcat Group, British Columbia

     A 100% interest in two mineral claims in the Nicola
     Mining Division of British Columbia acquired for
     $25,000 plus 100,000 of its shares.                        45,000             -

     d) White Bear Arm Region, Labrador
     100 mineral claims in the White Bear Arm region of
     SE Labrador, Newfoundland (lapsed in 1998).                     -        50,000

     e) Walpole, Saskatchewan
     An option to two petroleum and natural gas leases
     comprising of 640 acres, in the Walpole area of
     Saskatchewan (lapsed in 1998).                                   -        50,000
                                                             -----------   -----------
                                                                 85,000       141,000
                                                             ===========   ===========


                                     70

MATRIX ENERGY, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

5.   DEFERRED EXPLORATION EXPENSES

                                                               1998          1997
                                                                 $             $
                                                           ------------  ------------
     a) La Paz County, Arizona                                  40,762        40,006
     b) Oxide Peak, British Columbia                            22,694        22,594
     c) Tomcat Group, British Columbia                           5,163             -
     d) Amex Joint Venture, Alberta and Montana                726,162             -
     e) White Bear Arm Region, Labrador                              -        11,272
                                                            -----------   -----------
                                                               794,781        73,872
                                                            ===========   ===========

     In 1998 the Company entered into an agreement allowing it to earn a participating interest in oil and gas leases in the Amex Joint Venture of up to 50% before payout (37.5% after payout) by contributing $10,500,000 of an estimated total of $21,000,000 expenditures relating to the project.

6.   CAPITAL STOCK

     Authorized:
     25,000,000  Common shares without par value

     Allotted:
                                                       #           $
                                                 ----------- -----------
     June 30, 1996                                  285,000      85,500
     Shares issued during year                     (285,000)    (85,500)
                                                 ----------- -----------
     June 30, 1997                                        -           -
     Subscriptions received                       1,550,000     232,500
                                                 ----------- -----------
     June 30, 1998                                1,550,000     232,500
                                                 =========== ===========
     Issued:

     June 30, 1996                                5,078,883   1,723,854
     Issuance of allotted shares                    285,000      85,500
     Private placements - cash                      215,000      64,500
     Warrants exercised - cash                      450,000      67,500
     Warrants exercised - cash                       53,000       9,540
                                                 ----------- -----------
     June 30, 1997                                6,081,883   1,950,894
     Shares issued for mineral properties           120,000      24,000
                                                 ----------- -----------
     June 30, 1998                                6,201,883   1,974,894
                                                 =========== ===========

                                     71

MATRIX ENERGY, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

6.   CAPITAL STOCK (continued)

     Warrants and options:

     Warrants have been issued entitling the holders thereof to purchase 500,000 shares in aggregate at $0.35 each until expiry on July 4, 1998.

     The subscriptions received at June 30, 1998 entitle the subscribers to shares as indicated above plus warrants to purchase 1,550,000 shares at $0.20 each until July 29, 1999 or at $0.25 each thereafter until expiry on July 29, 2000.

     No stock options were outstanding at June 30, 1998.

     Escrowed shares:

     300,000 shares are currently held in escrow subject to release upon regulatory approval.

7.   RELATED PARTY TRANSACTIONS

     Included in the determination of net loss for the year are expenses recoverable from a company controlled by a director recorded at the exchange amount of $6,000. Loss for the previous year includes fees paid to a director and a company controlled by that director recorded at the exchange amount of $5,800.

8.   COMPARATIVE FIGURES

     The comparative figures for 1997 have been reclassified where necessary to ensure comparability with those of the current period. Such reclassification has no impact on reported losses.

9.   SUBSEQUENT EVENTS

     Subsequent to June 30, 1998 the Company has:

     a)   issued the allotted shares disclosed in Note 6.

     b) issued 150,000 shares at $0.20 each in respect of warrants exercised.

     c) received $225,000 pursuant to a private placement for 1,500,000 shares at $0.15 each subject to regulatory approval.

     d)   allowed the La Paz County mineral claims to lapse.

     e)   allowed the Oxide Peak Group mineral claims to lapse.

                                     72

                             MATRIX ENERGY INC.
                            FINANCIAL STATEMENTS
                            FOR THE YEARS ENDED
                           JUNE 30, 1997 AND 1996





                                     73

/Letterhead/


                              AUDITORS' REPORT
                              ----------------

To the Shareholders of
Matrix Energy Inc.


We have audited the balance sheet of Matrix Energy Inc. as at June 30, 1997 and 1996 and the statements of operations and deficit, and changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 1997 and 1996 and the results of its operations and changes in its financial position for the year then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.


The comparative figures presented for the year ended June 30, 1996 are based upon financial statements which were examined by other auditors who expressed their opinion without reservation in a report dated August 9, 1996.

                                        /S/ "Elliot, Tulk, Pryce, Anderson"


                                            CHARTERED ACCOUNTANTS

Vancouver, B.C.
October 28, 1997

                                     74

/Letterhead/

MATRIX ENERGY, INC.
BALANCE SHEETS

AS AT JUNE 30, 1997 AND 1996

                                                      1997          1996
                                                        $             $

                                   ASSETS
CURRENT ASSETS

     Cash                                            128,831       134,847
     Accounts receivable                               5,896         1,354
     Prepaid expenses                                  3,195         5,443
                                                 ------------  ------------
                                                     137,922       141,644

CAPITAL ASSETS (Note 3)                                3,863           954

MINERAL PROPERTIES (Note 4)                          141,000       136,000

DEFERRED EXPLORATION EXPENSES                         53,423        29,605

OTHER ASSETS                                          20,449             -
                                                 ------------  ------------
                                                     356,657       308,203
                                                 ============  ============

                                LIABILITIES

CURRENT LIABILITIES

     Accounts payable and accrued liabilities          9,791        27,500
                                                 ------------  ------------

                            SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 5)                             1,950,894     1,809,354

DEFICIT                                           (1,604,028)   (1,528,651)
                                                 ------------  ------------
                                                     346,866       280,703
                                                 ------------  ------------
                                                     356,657       308,203
                                                 ============  ============

</Table

APPROVED BY THE BOARD


----------------------------
                            Director

----------------------------
                            Director
                                     75


MATRIX ENERGY INC.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

                                                        1997          1996
                                                         $             $
EXPENSES
     Accounting and legal                              3,465         5,410
     Administrative                                   36,050        38,400
     Amortization                                        650           294
     Bank charges and interest                           236           243
     Office and miscellaneous                          8,196         9,324
     Rent                                             15,400        12,172
     Shareholder relations                             1,957         6,108
     Transfer agent and filing fees                    6,556         8,915
     Travel and entertainment                          6,149        14,689
                                                 ------------  ------------
                                                      78,659        95,555
                                                 ------------  ------------
OPERATING LOSS                                       (78,659)      (95,555)

OTHER INCOME
     Interest                                          3,282         2,684
                                                 ------------  ------------

NET LOSS FOR THE YEAR                                (75,377)      (92,871)
                                                 ------------  ------------

DEFICIT - BEGINNING OF YEAR                       (1,528,651)   (1,435,780)
                                                 ------------  ------------

DEFICIT - END OF YEAR                             (1,604,028)   (1,528,651)
                                                 ============  ============



MATRIX ENERGY INC.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

                                                      1997          1996
                                                        $             $
CASH FROM (USED IN):

OPERATING ACTIVITIES

     Net loss for the year                           (75,377)      (92,871)
     Item not involving cash:
       Amortization                                      650           294
                                                 ------------  ------------
                                                     (74,727)      (92,577)

     Change in non-cash working capital items        (45,452)       24,498
                                                 ------------  ------------
                                                    (120,179)      (68,079)
                                                 ------------  ------------

FINANCING ACTIVITIES

     Share subscription received                           -        78,000
     Capital stock issued for cash                   141,540       194,550
                                                 ------------  ------------
                                                     141,540       272,550
                                                 ------------  ------------

INVESTING ACTIVITIES

     Acquisition of mineral properties                     -       (50,000)
     Deferred exploration expenses                   (23,818)      (29,605)
     Acquisition of capital assets                    (3,559)            -
                                                 ------------  ------------
                                                     (27,377)      (79,605)
                                                 ------------  ------------
       INCREASE (DECREASE) IN CASH                    (6,016)      124,866

       CASH - BEGINNING OF YEAR                      134,847         9,981
                                                 ------------  ------------

       CASH - END OF YEAR                            128,831       134,847
                                                 ============  ============




MATRIX ENERGY INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

1.   NATURE OF OPERATIONS

     The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

     The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Mineral Properties

          Costs relating to the acquisition and exploration of mineral properties are deferred until the properties are placed into commercial production, sold allowed to lapse or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned.

     b)   Capital assets

          Capital assets are stated at cost less accumulated amortization, which is recorded over the useful lives of the assets on the straight line basis at the following annual rates:

               Furniture and fixtures   20%

3.   CAPITAL ASSETS

                                                            1997          1996
                                              Accumulated   Net Book      Net Book
                                Cost          Amortization  Value         Value
                                $             $             $             $
     Furniture and fixtures          5,027         1,164         3,863           954
                                ===========   ===========   ===========   ===========

4.   MINERAL PROPERTIES

     a)   La Paz County, Arizona

          In 1994, the Company acquired a 100% interest in four unpatented mineral claims in La Paz Count, Arizona for $6,000 plus 100,000 of its shares.


MATRIX ENERGY INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

4.   MINERAL PROPERTIES (continued)


     b)   White Bear Arm Region, Labrador

          In 1996, the Company acquired 100 mineral claims in the White Bear Arm region of SE Labrador, Newfoundland, for $25,000 plus 100,000 of its shares.

     c)   Walpole, Saskatchewan

          In 1996, the Company acquired an option to two petroleum and natural gas leases comprising 640 acres, in the Walpole area of Saskatchewan for $25,000 plus 100,000 of its shares.

     d)   Oxide Peak, British Columbia

          In 1997, the Company acquired a 100% interest in two mineral claims know as the Oxide Peak Group in the Omineca Mining Division of British Columbia for an undertaking to issue 20,000 of its shares as consideration.

5.   CAPITAL STOCK


     Authorized:
     25,000,000  Common shares without par value

     Allotted:
                                                       #           $
                                                 ----------- -----------
     June 30, 1995                                   50,000       7,500
     Shares issued during year                      (50,000)     (7,500)
     Share subscriptions received                   285,000      85,500
                                                 ----------- -----------

     June 30, 1996                                  285,000      85,500
     Shares issued during year                     (285,000)    (85,500)
                                                 ----------- -----------
     June 30, 1997                                        -           -
                                                 =========== ===========
     Issued:
     June 30, 1995                                3,581,883   1,479,304
     Private placements - cash                    1,297,000     194,550
     Shares issued for mineral properties           200,000      50,000
                                                 ----------- -----------
     June 30, 1996                                5,078,883   1,723,854
     Private placements - cash                      500,000     150,000
     Warrants exercised - cash                      450,000      67,500
     Warrants exercised - cash                       53,000       9,540
                                                 ----------- -----------
     June 30, 1997                                6,081,883   1,950,894
                                                 =========== ===========

                                     79

MATRIX ENERGY INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

5.   CAPITAL STOCK (continued)

     Warrants and options:

     Warrants have been issued entitling the holders thereof to purchase 500,000 shares in aggregate at $0.30 each until July 4, 1997 or at $0.35 each thereafter until expiry on July 4, 1998.

     No stock options were outstanding at June 30, 1997.

     Escrowed shares:

     300,000 shares are currently held in escrow subject to release upon regulatory approval.

6.   RELATED PARTY TRANSACTIONS

     Included in the determination of net loss for the year are fees paid to a director and a company controlled by that director recorded at the exchange amount of $5,800 (1996 - $32,500).

7.   COMPARATIVE FIGURES

     The comparative figures for 1996 have been reclassified where necessary to ensure comparability with those of the current period. Such reclassification has no impact on reported losses.

8.   LOSS PER SHARE

     At the current stage of development in the Company's operations, loss per share information is not considered meaningful.

9.   SUBSEQUENT EVENTS

     Subsequent to June 30, 1997 the Company has:

     a) issued 20,000 shares in respect of the Oxide Peak Group interest as disclosed in Note 3(d).

     b) acquired a 100% interest in the Tomcat Group of40 mineral claim units in the Nicola Mining Division of British Columbia for $25,000 plus 100,000 of its shares.

     c) allowed the option to the Saskatchewan petroleum and natural gas leases to lapse.




                                     80
